UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number:   1-15062

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.

One Time Warner Center

New York, New York 10019

F I N A N C I A L   S T A T E M E N T S   A N D

S U P P L E M E N T A L   S C H E D U L E S

Time Warner Savings Plan

Years Ended December 31, 2014 and 2013

With Report of Independent Registered Public

Accounting Firm

TIME WARNER SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

YEARS ENDED DECEMBER 31, 2014 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee

Time Warner Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Time Warner Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Time Warner Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible, delinquent participant contributions, and assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Time Warner Savings Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, New York

/s/ Ernst & Young LLP

June 25, 2015

TIME WARNER SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(thousands)

	December 31,
	2014	2013

Investments at fair value:
Commingled trust funds	$1,084,603	$1,203,121
Time Warner common stock	439,530	430,063
Other common stocks	1,423,591	953,928
Synthetic investment contracts	526,669	637,845
Mutual funds	508,000	1,280,442
U.S. government and agency securities	254,862	316,324
Other fixed income securities	136,453	155,260
Cash, cash equivalents and other investments	29,599	57,482

Total investments at fair value	4,403,307	5,034,465

Contributions receivable:
Employer	9,000	8,012
Participants	1,567	5
Notes receivable from participants	59,802	69,521
Receivables for securities sold	99,577	226,321
Other assets	6,432	9,595

Total assets	4,579,685	5,347,919

Payables for securities purchased	77,131	332,686
Other liabilities	68,985	6,354

Total liabilities	146,116	339,040

Net assets reflecting investments at fair value	4,433,569	5,008,879
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,386)	(12,090)

Net assets available for benefits	$4,424,183	$4,996,789

See accompanying notes.

TIME WARNER SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(thousands)

	Year Ended December 31,
	2014	2013

Net assets available for benefits at beginning of year	$4,996,789	$4,086,816

Changes in net assets:
Investment income, net of fees	66,118	58,588
Net realized and unrealized appreciation in the fair value of investments	227,095	850,632

Net investment income	293,213	909,220

Employing company contributions	127,736	156,544
Participant contributions, including rollover contributions	171,405	206,817
Participant loan interest income	3,023	3,236
Participant withdrawals	(397,104)	(363,837)
Administrative expenses	(2,532)	(2,818)
Plan transfer	(768,347)	811

Net change	(572,606)	909,973

Net assets available for benefits at end of year	$4,424,183	$4,996,789

See accompanying notes.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

1. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the “Plan”). Time Warner Inc. (“Time Warner”) is the Plan sponsor. More complete descriptions of the Plan are provided in the Plan documents, as amended, and the summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner and certain of its subsidiaries and affiliates (each, an “Employing Company” and, collectively, the “Employing Companies”).

The Plan is the only participating plan in the Time Warner Defined Contribution Plans Master Trust (the “Master Trust”) and is a “Qualified Automatic Contribution Arrangement” in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), and thus is exempt from nondiscrimination testing.

The Plan administrator is a committee (the “Administrative Committee”) appointed by Time Warner’s board of directors. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

On May 14, 2013, the Master Trust received approximately $772,000, which was the final distribution of settlement funds from the shareholder class action lawsuits brought on behalf of certain stockholders of Time Warner. Individual allocations to eligible participant accounts in the Plan and the TWC Savings Plan (which ceased to be a participating plan in the Master Trust effective October 31, 2008 in connection with the legal and structural separation of Time Warner Cable Inc. from Time Warner on March 12, 2009) were determined by the trustee of the Master Trust, Fidelity Management Trust Company (“Fidelity”), based on a calculation by the third-party settlement administrator according to the court-approved plan of allocation. On September 24, 2013, approximately $649,000 was allocated to the Plan and, on October 28, 2013 and November 15, 2013, approximately $93,000 and $30,000, respectively, was allocated to the TWC Savings Plan. The Plan’s allocation is included in Investment income, net of fees in the Statement of Changes in Net Assets Available for Benefits.

On June 6, 2014, Time Warner completed the legal and structural separation of Time Inc. from Time Warner (the “Time Separation”). Immediately after 11:59 p.m. EDT on June 6, 2014, Time Warner distributed all outstanding shares of Time Inc. common stock to Time Warner stockholders at a distribution ratio of one share of Time Inc. common stock for every eight shares of Time Warner common stock held on the May 23, 2014 record date (the “Time Inc. Distribution”). As a result of the Time Inc. Distribution, the Plan received 647,145 shares of Time Inc. common stock with a value of $15.1 million. The shares were credited to eligible Plan participants’ accounts in the Time Warner Inc. Stock Fund. In accordance with the provisions of the Plan, an independent fiduciary, Fiduciary Counselors Inc., was appointed to exercise control over the Time Inc. common stock received in the Time Warner Inc. Stock Fund as a result of the Time Inc. Distribution. In 2014, Fiduciary Counselors, Inc. sold all of the Time Inc. common stock received by the Time Warner Inc. Stock Fund and reinvested the proceeds in Time Warner common stock, other than 380 shares of Time Inc. common stock that were distributed to participants who were eligible to receive shares in the Time Inc. Distribution and withdrew their account balances from the Plan prior to June 6, 2014.

Investment Funds, Contributions and Vesting

The Plan provides for multiple investment funds made available through Fidelity pursuant to the Master Trust. The Plan’s investment funds consist of four asset allocation (target risk) funds and 14 core investment funds (ten of which are actively managed and four of which are index funds). The Plan also offers a self-directed brokerage option that is limited to mutual funds. Participant contributions, Matching Contributions (as defined below) and Rollovers (as defined below) may generally be invested in specified increments in the investment funds. Participants may periodically transfer account balances among the investment funds offered under the Plan.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Contributions or investment fund transfers into the Time Warner Inc. Stock Fund, an employee stock ownership plan component of the Plan, are prohibited, but Plan participants who hold Time Warner common stock in the Time Warner Inc. Stock Fund have the option to reinvest cash dividends paid by Time Warner on its common stock in Time Warner common stock through the Time Warner Inc. Stock Fund in lieu of receiving the cash dividends.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant’s eligible compensation, up to an annual limit established by the Internal Revenue Service (“IRS”). The elective deferral amount for highly compensated employees is 50% for the pre-tax contributions, subject to the limit established by the IRS. After two months of continuous employment (or, with respect to employees classified as hourly or temporary employees, after 1,000 hours of credited service in any one year), matching contributions by Employing Companies (“Matching Contributions”) are made as a percentage of a participant’s contributions to the Plan and are capped at certain percentages of the participant’s eligible compensation deferred.

All eligible Plan participants with a pre-tax contribution rate of less than 3%, newly eligible Plan participants, and employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are automatically enrolled in the Plan at a pre-tax contribution rate of 3% unless they change their contribution rate or opt out of the Plan. Unless participants who were automatically enrolled in the Plan elected or elect otherwise, their contribution rate automatically increased by an additional 1% of eligible compensation beginning on either January 1, 2012 or the first anniversary of their automatic enrollment date (depending on the date they were automatically enrolled) and will continue to increase by an additional 1% of eligible compensation annually until the 6% maximum pre-tax contribution rate for automatic contributions is reached. These participant contributions and Matching Contributions are invested in a target risk fund unless participants elect other investment option(s). Participants who are automatically enrolled in the Plan may change their contribution rate or opt out of the Plan at any time.

Matching Contribution rates for eligible Plan participants are consistent across all participating Employing Companies at a rate of 133 1⁄3% on up to the first 3% of eligible compensation deferred and 100% on up to the next 3% of eligible compensation deferred.

Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan (“Rollovers”). Rollovers are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits. Rollovers for 2014 and 2013 were $16.3 million and $19.8 million, respectively.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions (“Employing Company Contributions”). Each participant’s account is credited with the participant’s contributions, Rollovers, Employing Company Contributions and any earnings or losses thereon, as appropriate. Participant contributions, Rollovers and earnings thereon are fully vested.

Matching Contributions and earnings thereon generally vest based on years or periods of service as follows:

Vesting of Matching Contributions Made and Earnings Thereon:(1)
March 1, 2007 Through June 30, 2010		On or After July 1, 2010
Years or Periods of Service	Vested Percentage	Years or Periods of Service	Vested Percentage

Less than 1 year	0%	Less than 2 years	0%
1 but less than 2 years	20%	2 years or more	100%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 years or more	100%

(1)	Any completed service prior to the dates set forth in this table generally counts toward vesting.

Matching Contributions and earnings thereon also become fully vested upon a participant’s termination of service due to death or disability, attainment of age 65, or upon the termination of the Plan.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Forfeited Accounts

Forfeited Employing Company Contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeited Employing Company Contributions and earnings thereon for 2014 and 2013 were $3.8 million and $3.4 million, respectively. The amount of forfeited nonvested accounts as of December 31, 2014 and 2013 was $3.2 million and $4.6 million, respectively, and is included in the Statement of Net Assets Available for Benefits.

Notes Receivable From Participants

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts. The maximum number of loans a participant may have outstanding is limited to three at any one time, in the form of either one primary residence loan and two general loans or three general loans; provided, however, that if the primary residence loan was obtained by December 31, 2007, it does not limit the availability of the three general loans. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual investment funds and the participant loan fund. Loan terms may be for up to five years or 15 years if for the purchase of a primary residence. Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence may have loan terms of up to 30 years based on the provisions of the plan from which the original loan was obtained. Interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set in accordance with the provisions of the plan from which the original loan was obtained. Interest rates on outstanding participant loans as of December 31, 2014 and 2013 ranged from 4.25% to 10.50%.

Payment of Benefits

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Generally, on termination of service, participants are eligible to receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all investment funds in the Plan will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Plan Termination

Although it has not expressed any intent to do so, Time Warner reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the net assets of the Plan will be distributed to participants in accordance with the Plan’s provisions and applicable law.

Plan Transfers

On August 6, 2012, Time Warner acquired Bleacher Report Inc. (“Bleacher Report”). Prior to the acquisition, Bleacher Report maintained the Bleacher Report Inc. 401(k) Profit Sharing Plan and Trust (the “Bleacher Plan”) for its eligible employees. As of December 31, 2012, the Bleacher Plan was frozen and no new amounts were permitted to be contributed to that plan. As of January 1, 2013, Bleacher Report employees became eligible to participate in the Plan. Effective December 9, 2013 (the “Effective Date”), the Bleacher Plan’s net assets in the amount of $0.8 million were transferred, and the Bleacher Plan was merged into the Plan. The terms of the Bleacher Plan and the Plan were similar, except that the Bleacher Plan allowed participants to make elective after-tax contributions to a designated account for their benefit (a “Roth account”). Roth accounts were created for Plan participants who had a Roth account under the Bleacher Plan immediately prior to the Effective Date, and no new amounts may be contributed to such accounts.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Effective as of January 1, 2014, Time Inc., a subsidiary of Time Warner at that date, established the Time Inc. Savings Plan (the “Time Plan”), a defined contribution savings plan intended to be tax-qualified. As of January 3, 2014, net assets in the amount of $756.8 million and participant loans in the amount of $11.6 million were transferred out of the Plan into the Time Plan, in connection with the transfer of the account balances and participant loans of participating employees at Time Inc. and its consolidated subsidiaries after giving effect to the Time Separation.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Costs and expenses incurred for the purchase, sale or transfer of investments reflected in the accompanying financial statements are considered a cost of the investment or a reduction in the proceeds of a sale, as appropriate. Investment management fees and certain administrative costs are paid by the Plan’s investment funds and are included in Investment income, net of fees in the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Participant withdrawals are recorded when paid.

Administrative Expenses

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, investment advice, recordkeeping, custodial and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by Time Warner.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for additional information and disclosures related to fair value measurements.

Investments in the Statement of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Accounting Guidance Not Yet Adopted

Fair Value Measurement

In May 2015, guidance was issued that eliminated the requirement to categorize within the fair value hierarchy all investments for which net asset value per share was used as a practical expedient to measure its fair value. In addition, certain disclosures will be required only for investments for which the entity has elected to measure the fair value using that practical expedient rather than for all instruments eligible to use the practical expedient. This guidance will become effective on a retrospective basis for the Plan on January 1, 2016 and is not expected to have a material impact on the Plan’s financial statements.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

3. Investments

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

During the years ended December 31, 2014 and 2013, the Plan’s investments appreciated (depreciated) in fair value as follows (thousands):

	Year Ended December 31,
	2014	2013

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Commingled trust funds	$65,762	$207,325
Time Warner common stock	96,191	144,805
Other common stocks	61,559	285,139
Mutual funds	(5,955)	237,385
U.S. government and agency securities	18,919	(23,079)
Other fixed income securities	(8,485)	2,232
Cash, cash equivalents and other investments	(896)	(3,175)

Total realized and unrealized appreciation in the fair value of investments:	$227,095	$850,632

The following table presents investments that each represented 5% or more of the Plan’s net assets available for benefits (thousands):

	December 31,
	2014	2013
Commingled trust funds:
BlackRock Equity Index–Fund H, 5,239,313 and 6,464,832 units, respectively	$398,916	$432,982
BlackRock US Debt Index–Fund T, 12,129,888 and 14,036,455 units, respectively	$230,422	$251,177
Common stock:
Time Warner, 5,145,514 and 6,168,438 shares, respectively	$439,530	$430,063
Mutual fund:
Dodge & Cox Stock Fund, 4,064,934 shares	$-	$686,445

The Capital Preservation Fund, an investment fund available in the Plan, includes fully benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statement of Net Assets Available for Benefits. In a synthetic investment contract, debt securities (such as fixed-income, asset-backed and mortgage-backed securities) are purchased and then a financial institution agrees to provide for liquidity and an adjustable rate of return thereon (a “Wrapper”), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. See Note 4 for additional information related to fair value measurements.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

•	complete or partial termination of the Plan;
•	any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow;
•	merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
•	any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of an event that would limit the ability of the Capital Preservation Fund to transact at contract value is not probable. The completion of the Time Separation did not limit the ability of the Capital Preservation Fund to transact at contract value.

A Wrapper issuer may terminate a Wrapper contract at any time by providing the appropriate notification. In the event that the market value of the Capital Preservation Fund’s covered assets is below their contract value at the time of such termination, Fidelity, as the Capital Preservation Fund’s investment manager, may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund’s covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund’s Crediting Rate (as defined below).

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of individual fund investments, net of investment management and certain administrative fees (the “Crediting Rate”). The Crediting Rate is calculated daily. Wrapper contracts use the Crediting Rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the Crediting Rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at such portfolio’s current yield to maturity for a period equal to such portfolio’s duration. The Crediting Rate is the discount rate that equates that estimated future market value with such portfolio’s current contract value. Crediting Rates are reset monthly. The Wrapper contracts are designed so that the Crediting Rate will not fall below 0%. The Capital Preservation Fund’s Crediting Rate as of December 31, 2014 and 2013 was 1.8% and 1.6%, respectively. The average annualized yield of the Capital Preservation Fund for each of the years ended December 31, 2014 and 2013 was 1.7%.

Certain investment managers of investment funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, in accordance with established guidelines of the investment funds. Derivative financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. Changes in the fair value of derivative financial instruments are recorded in the Statement of Changes in Net Assets Available for Benefits; therefore, no gains or losses are deferred. At December 31, 2014 and 2013, the fair value of derivative financial instruments held by the Plan was not material. The derivative financial instruments held by the Plan at December 31, 2014 consisted of interest rate and credit default swap contracts, futures contracts and interest rate option contracts. The derivative financial instruments held by the Plan at December 31, 2013 consisted of interest rate and credit default swap contracts, futures contracts and currency and interest rate option contracts. The derivative positions at December 31, 2014 were not material. Significant derivative positions at December 31, 2013 included futures contracts with notional amounts of $190.0 million.

4. Fair Value Measurements

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following table presents information about the Plan’s assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2014 and 2013 (thousands):

	December 31, 2014				December 31, 2013
Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Commingled trust funds(a)	$-	$1,084,603	$-	$1,084,603	$-	$1,203,121	$-	$1,203,121
Equity securities:
Time Warner common stock	439,530	-	-	439,530	430,063	-	-	430,063
Other common stocks:
Domestic equities	1,270,533	-	-	1,270,533	872,991	-	-	872,991
International equities	153,058	-	-	153,058	80,937	-	-	80,937
Synthetic investment contracts:
U.S. government and agency securities	238,243	48,463	-	286,706	254,878	94,975	-	349,853
Mortgage related obligations	-	114,072	-	114,072	-	137,331	-	137,331
Investment grade corporate bonds(b)	-	122,794	-	122,794	-	148,499	-	148,499
Cash, cash equivalents and other investments	3,007	90	-	3,097	2,051	111	-	2,162
Mutual funds(c)	508,000	-	-	508,000	1,280,442	-	-	1,280,442
Fixed income securities:
U.S. government and agency securities	194,836	60,026	-	254,862	121,212	195,112	-	316,324
Mortgage related obligations	-	28,321	-	28,321	-	31,847	1,881	33,728
Investment grade corporate bonds(b)	-	56,115	-	56,115	-	79,533	394	79,927
Non-investment grade corporate bonds(b)	-	17,434	-	17,434	-	26,189	-	26,189
Foreign governmental obligations	-	34,583	-	34,583	-	15,416	-	15,416
Cash, cash equivalents and other investments:
Cash and cash equivalents	12,936	4,725	-	17,661	5,492	23,481	-	28,973
Derivatives	31	809	-	840	55	270	-	325
Other investments(d)	38	11,300	1	11,339	40	29,190	3	29,233

Total Assets	2,820,212	1,583,335	1	4,403,548	3,048,161	1,985,075	2,278	5,035,514

Liabilities
Derivatives	(37)	(204)	-	(241)	(113)	(936)	-	(1,049)
U.S. government and agency securities	-	(62,629)	-	(62,629)	-	-	-	-

Total	$2,820,175	$1,520,502	$1	$4,340,678	$3,048,048	$1,984,139	$2,278	$5,034,465

(a)	At December 31, 2014 and 2013, the underlying securities held in commingled trust funds consisted of approximately 21% of marketable fixed income securities and 79% of equity securities.
(b)

At December 31, 2014 and 2013, the investment grade corporate bonds had credit ratings equal to or higher than the following, as applicable: S&P rating of BBB-, Fitch rating of BBB- or Moody’s rating of Baa3, and the non-investment grade corporate bonds had credit ratings below the foregoing ratings, as applicable.

(c)

At December 31, 2014, mutual funds consisted of (thousands) $194,762 in Fidelity BrokerageLink, $181,693 in the Manning & Napier Overseas Fund, $85,814 in the DFA Emerging Markets Core Equity Portfolio Institutional Class Fund and $45,731 in the PIMCO Short Term Portfolio Institutional Class. At December 31, 2013, mutual funds consisted of (thousands) $686,445 in the Dodge & Cox Stock Fund, $242,454 in Fidelity BrokerageLink (of which $30,275 is in cash and cash equivalents), $209,379 in the Manning & Napier Overseas Fund, $97,607 in the DFA Emerging Markets Core Equity Portfolio Institutional Class Fund and $44,557 in the PIMCO Short Term Portfolio Institutional Class.

(d)

At December 31, 2014, other investments consisted of (thousands) $738 of preferred stocks, $10,600 of repurchase agreements and $1 of warrants. At December 31, 2013, other investments consisted of (thousands) $40 of preferred stocks, $22,400 of repurchase agreements, $6,790 of certificates of deposit and $3 of warrants.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following table reconciles the beginning and ending balances of the Plan’s assets classified as Level 3 for the years ended December 31, 2014 and 2013 (thousands):

	December 31, 2014				December 31, 2013
Asset Category	Investment Grade Corporate Bonds	Mortgage Related Obligations	Other Investments	Total	Investment Grade Corporate Bonds	Mortgage Related Obligations	Other Investments	Total

Balance at beginning of period	$394	$1,881	$3	$2,278	$-	$272	$-	$272
Actual return on plan assets:
Relating to assets still held at end of period	(20)	(1)	(2)	(23)	-	1	-	1
Relating to assets sold during the period	26	1	-	27	-	2	-	2
Purchases	-	-	-	-	-	-	-	-
Sales	(400)	(90)	-	(490)	-	(198)	-	(198)
Issuances	-	-	-	-	-	-	3	3
Settlements	-	(1,791)	-	(1,791)	-	-	-	-
Transfers into Level 3	-	-	-	-	394	1,804	-	2,198
Transfers out of Level 3	-	-	-	-	-	-	-	-

Balance at end of period	$-	$-	$1	$1	$394	$1,881	$3	$2,278

Investments are recorded by the Plan on a trade date basis at fair value. The following is a description of the valuation methodologies used for assets measured at fair value.

Commingled trust funds: Valued at the net asset value per unit at year end as reported to Fidelity by each fund company managing such trusts. Investments in the underlying commingled trust funds can generally be redeemed daily at net asset value.

Equity securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded.

Synthetic investment contracts: The fair value of the benefit-responsive synthetic investment contracts at year end is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. As of December 31, 2014 and 2013, there were no reserves against contract values for the credit risk of contract issuers or otherwise.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Fixed income securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded. Securities not traded on an active market are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Due to the subjectivity involved in this assessment, these investments may be classified in Level 3 of the fair value hierarchy.

Cash equivalents and other investments: Cash equivalents consist of investments in short-term investment funds and a money market fund valued at net asset value per unit equal to one dollar at year end. Other investments can consist of certificates of deposit, commercial paper, repurchase agreements, warrants, and futures, option and swap contracts. Certificates of deposit and repurchase agreements are valued at amortized cost, which approximates fair value. Commercial paper is valued using broker quotes that utilize observable market inputs. Warrants are valued based on the relationship of the exercise price to the value of the underlying security. Futures and option contracts are generally valued at closing settlement prices. Swap contracts are marked-to-market as the net amount due to and from the Plan in accordance with the terms of the contract based on the closing level of the relevant market rate of interest.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

5. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2014 or 2013 as Employing Company Contributions to the Plan. The Plan may also purchase or sell shares of Time Warner common stock directly from or to Time Warner. There were no purchases or sales of Time Warner common stock by the Plan directly from or to Time Warner in 2014 or 2013.

Certain Plan investments are managed by Fidelity. Citibank, N.A. acts as sub-custodian for certain Plan investments. Citibank, N.A. replaced State Street Bank as sub-custodian of those investments, effective June 30, 2014. State Street Bank became the sub-custodian for one Plan investment effective July 11, 2014. Therefore, Fidelity’s management of such Plan investments and Citibank, N.A.’s and State Street Bank’s holding of such investments as sub-custodian qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transaction rules under ERISA.

6. Tax Status of Plan

The Plan has received a determination letter from the IRS, dated April 14, 2015, stating that the Plan is qualified under Section 401(a) of the Code, subject to the Company’s adoption of certain amendments to the Plan. The Plan has been amended to comply with the determination letter issued by the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax exempt. The Plan is subject to audits, from time to time, by various authorities. The Administrative Committee believes the Plan’s information statement on Form 5500 is subject to examination for years after 2010; however, there are currently no audits for any periods in progress.

7. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2014 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan’s net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500 (thousands):

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$4,424,183	$4,996,789
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,386	12,090

Net assets per the Form 5500	$4,433,569	$5,008,879

Year Ended
December 31,
2014

Net investment income from the Plan per the financial statements	$293,213
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12,090)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,386

Net investment income from the Plan per the Form 5500	$290,509

Supplemental Schedules

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule G, Part I – Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2014

				Amount Received During Reporting Year			Amount Overdue
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Party-in Interest	Identity and Address of Obligor

Detailed Description
of Loan Including Dates
of Making and Maturity,

Interest Rate, the Type

and Value of Collateral,

any Renegotiation of the

Loan and the Terms of

the Renegotiation and

Other Material Items

			Original Amount of Loan	Principal	Interest	Unpaid Balance at End of Year	Principal	Interest

	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	$411,000	$-	$-	$12,237	$-	$12,237
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	279,000	-	-	279,000	279,000	-
	Kaupthing Bank	KAUPTHING BK 5.75% 10/4/11 144A	120,000	-	-	120,000	120,000	-
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	1,177,000	-	-	89,746	-	89,746
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19/16 144A	130,000	-	-	9,263	-	9,263
	Landsbankinn	LANDSBANK IS MTN 6.1% 8/25/11	641,000	-	-	641,000	641,000	-

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2014

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions

Check Here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VCFP	Contributions Pending Correction in VCFP	Total Fully Corrected Under VCFP and PTE 2002-51

	$-	$7,452,611	$-	$	N/A

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2014

Shares or Units	Description	Current Value
	Commingled Trust Funds
16,524,111	BlackRock Int. MSCI ACWI ex-U.S. Index Fund M*	$182,047,787
5,239,313	BlackRock Equity Index - Fund H*	398,915,503
2,616,534	BlackRock Extended Equity - Market Fund K*	201,836,579
12,129,888	BlackRock US Debt Index - Fund T*	230,421,779
4,862,465	Pyramis Select Global Plus Fund*	71,380,987

	Total Commingled Trust Funds	$1,084,602,635

5,145,514	Time Warner Common Stock*	$439,529,806

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Common Stocks
2,900	3M CO	$476,528
63,892	ABBVIE INC	4,181,092
45,803	ACACIA RESEARCH - ACACIA TECH	775,903
41,972	ACADIA HEALTHCARE CO INC	2,569,106
68,606	ACADIA PHARMACEUTICALS INC	2,178,241
34,590	ACTAVIS PLC	8,903,812
123,200	ADT CORP	4,463,536
19,567	ADVANCE AUTO PARTS INC	3,116,632
700,000	AEGON NV (NY REGD) NY REG SH	5,250,000
15,189	AFFILIATED MANAGERS GRP INC	3,223,713
102,455	AIR METHODS CORP	4,511,094
6,300	AKAMAI TECHNOLOGIES INC	396,648
28,900	ALEXION PHARMACEUTICALS INC	5,347,367
93,768	ALIBABA GROUP HLD LTD SPON ADR	9,746,246
23,300	ALLERGAN INC	4,953,347
29,725	ALLIANCE DATA SYSTEMS CORP	8,502,836
63,800	ALLISON TRANSMISSION HLDGS INC	2,162,820
206,988	ALLSCRIPTS HLTHCARE SOLS INC	2,643,237
44,033	AMAZON.COM INC	13,665,642
164,560	AMERICAN AIRLINES GROUP INC	8,825,353
49,700	AMERICAN AXLE & MFG HLDGS INC	1,122,723
15,400	AMERICAN EXPRESS CO	1,432,816
112,905	AMERICAN TOWER CORP	11,160,659
13,300	AMERIPRISE FINANCIAL INC	1,758,925
11,000	AMERISOURCEBERGEN CORP	991,760
24,601	ANTERO RES CORP	998,309
600	ANTHEM INC	75,402
76,100	AOL INC	3,513,537
157,500	APACHE CORP	9,870,525
141,234	APPLE INC	15,589,409
232,595	APPLIED MATERIALS INC	5,796,267
101,500	APPROACH RESOURCES INC	648,585
48,700	ARES COMMERCIAL REAL ESTATE CO	559,076
3,200	ASHLAND INC	383,232
141,360	ASSOCIATED BANC CORP	2,633,537
62,315	ATRICURE INC	1,243,807
3,000	AUTODESK INC	180,180
900	AUTOZONE INC	557,199
29,995	AVERY DENNISON CORP	1,556,141
17,446	AXIALL CORP	740,932
28,000	BAIDU INC SPON ADR	6,383,160
144,400	BAKER HUGHES INC	8,096,508
954,200	BANK OF AMERICA CORPORATION	17,070,638
415,000	BANK OF NEW YORK MELLON CORP	16,836,550
28,914	BANK OF THE OZARKS INC	1,096,419
13,200	BANNER CORP	567,864
172,200	BB&T CORP	6,696,858
9,400	BECTON DICKINSON & CO	1,308,104
18,484	BELDEN INC	1,456,724
43,501	BERRY PLASTICS GROUP INC	1,372,457
75,490	BILL BARRETT CORP	859,831

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
47,563	BIOGEN IDEC INC	$16,145,260
28,000	BOEING CO	3,639,440
25,890	BOISE CASCADE CO	961,814
100,440	BORGWARNER INC	5,519,178
41,600	BOSTON PRIVATE FINL HLDG INC	560,352
21,445	BRIGHT HORIZONS FAMILY SOL INC	1,008,129
30,747	BRISTOL-MYERS SQUIBB CO	1,814,995
25,526	BRISTOW GROUP INC	1,679,356
118,300	CADENCE DESIGN SYSTEMS INC	2,244,151
94,395	CALPINE CORP	2,088,961
20,500	CANADIAN PAC RAILWAY LTD	3,950,145
293,500	CAPITAL ONE FINANCIAL CORP	24,228,425
17,300	CARDINAL HEALTH INC	1,396,629
59,200	CARMAX INC	3,941,536
6,200	CARNIVAL CORP	281,046
16,770	CARRIZO OIL & GAS INC	697,632
34,700	CARTERS INC	3,029,657
20,480	CAVIUM INC	1,266,074
58,000	CBL & ASSOCIATES PPTYS INC	1,126,360
96,100	CELANESE CORP SER A	5,762,156
85,640	CELGENE CORP	9,579,690
39,392	CEVA INC	714,571
78,800	CHEVRON CORP	8,839,784
9,600	CHIPOTLE MEXICAN GRILL INC	6,571,296
60,000	CIGNA CORP	6,174,600
2,000	CIMAREX ENERGY CO	212,000
37,715	CINEMARK HOLDINGS INC	1,341,900
211,500	CISCO SYSTEMS INC	5,882,873
1,400	CITIGROUP INC*	75,754
21,900	CLEAN HARBORS INC	1,052,295
107,500	COACH INC	4,037,700
83,709	COGNEX CORP	3,459,693
107,945	COGNIZANT TECH SOLUTIONS CL A	5,684,384
398,700	COMCAST CORP CL A	23,128,587
46,000	COMMUNITY HEALTH SYS INC NEW	2,480,320
79,846	COMMVAULT SYSTEMS INC	4,127,240
10,500	CONCHO RESOURCES INC	1,047,375
34,234	CONSTELLATION BRANDS INC CL A	3,360,752
4,100	CONTINENTAL RES OKLA	157,276
1,100	COOPER COMPANIES INC	178,299
58,830	CORNERSTONE ONDEMAND INC	2,070,816
357,100	CORNING INC	8,188,303
11,600	COSTCO WHOLESALE CORP	1,644,300
10,000	COVIDIEN PLC	1,022,800
163,370	CSX CORP	5,918,895
12,100	CTRIP.COM INTL LTD ADR	550,550
21,500	CUMMINS INC	3,099,655
23,100	CVS HEALTH CORP	2,224,761
49,371	CYRUSONE INC	1,360,171
134,709	DANA HOLDING CORP	2,928,574
139,600	DANAHER CORP	11,965,116

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
34,000	DAVITA HEALTHCARE PARTNERS INC	$2,575,160
8,110	DECKERS OUTDOOR CORP	738,334
37,673	DELPHI AUTOMOTIVE PLC	2,739,581
58,108	DELTA AIR INC	2,858,333
37,334	DEXCOM INC	2,055,237
14,570	DIAMONDBACK ENERGY INC	870,995
174,630	DIGITALGLOBE INC	5,408,291
3,500	DISCOVERY COMM INC CL C NON-VO	118,020
70,000	DISH NETWORK CORP A	5,102,300
79,615	DISNEY (WALT) CO	7,498,937
35,462	DOLBY LABORATORIES INC CL A	1,529,121
166,100	EBAY INC	9,321,532
65,400	ECOLAB INC	6,835,608
70,265	EHEALTH INC	1,751,004
14,000	ELECTRONIC ARTS INC	658,210
249,600	EMC CORP	7,423,104
72,520	ENDOLOGIX INC	1,108,831
32,600	ENDURANCE INTL GROUP HLDGS INC	600,818
238,877	ENVISION HEALTHCARE HLDGS INC	8,286,644
400	EOG RESOURCES INC	36,828
321,025	EP ENERGY CORP	3,351,501
22,700	EQT CORPORATION	1,718,390
89,065	ESTEE LAUDER COS INC CL A	6,786,753
17,090	EURONET WORLDWIDE INC	938,241
20,615	EVERCORE PARTNERS INC CL A	1,079,608
111,400	EXPRESS SCRIPTS HLDG CO	9,432,238
240,420	FACEBOOK INC A	18,757,568
106,500	FEDEX CORP	18,494,790
96,391	FIRST AMERICAN FINANCIAL CORP	3,267,655
235,050	FIRST HORIZON NATIONAL CORP	3,191,979
33,891	FIRSTMERIT CORP	640,201
22,400	FISERV INC	1,589,728
20,247	FLIR SYSTEMS INC	654,181
5,600	FLOWSERVE CORP	335,048
400	FOSSIL GROUP INC	44,296
57,518	FTD COS INC	2,002,777
22,602	FULLER H B CO	1,006,467
20,910	GENERAC HOLDINGS INC	977,752
236,900	GENERAL ELECTRIC CO	5,986,463
14,261	GENESEE & WYOMING INC CL A	1,282,349
11,460	G-III APPAREL GROUP LTD	1,157,575
127,458	GILEAD SCIENCES INC	12,014,191
118,200	GLAXOSMITHKLINE PLC SPONS ADR	5,051,868
75,000	GOLDMAN SACHS GROUP INC	14,537,250
30,515	GOOGLE INC CL A	16,193,090
43,430	GOOGLE INC CL C	22,861,552
23,830	GREATBATCH INC	1,174,819
37,450	H&E EQUIPMENT SERVICES INC	1,051,971
51,700	HALLIBURTON CO	2,033,361
6,564	HANCOCK HOLDING CO	201,515
14,500	HANESBRANDS INC	1,618,490

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
1,200	HARLEY-DAVIDSON INC	$79,092
646,900	HEWLETT-PACKARD CO	25,960,097
233,791	HILTON WORLDWIDE HLDGS INC	6,099,607
200,886	HMS HOLDINGS CORP	4,246,730
27,100	HOME DEPOT INC	2,844,687
48,593	HOMEAWAY INC	1,447,100
7,300	HONEYWELL INTL INC	729,416
108,331	HORSEHEAD HOLDING CORP	1,714,880
7,800	HUNT J B TRANSPORT SERVICES IN	657,150
4,951	HUNTINGTON INC W/I	556,789
17,721	HURON CONSULTING GROUP INC	1,211,939
19,000	IHS INC CL A	2,163,720
44,885	IMPERVA INC	2,218,666
32,790	INSULET CORP	1,510,307
87,967	INTERACTIVE BROKERS GROUP INC	2,565,118
30,055	INTERCONTINENTAL EXCHANGE INC	6,590,761
35,312	INTERXION HOLDING NV	965,430
200	INTUIT INC	18,438
3,500	INTUITIVE SURGICAL INC	1,851,290
48,200	INVESCO LTD	1,904,864
16,630	IPC HEALTHCARE INC	763,151
15,438	ITT CORP	624,621
18,400	JACK IN THE BOX INC	1,471,264
111,925	JIVE SOFTWARE INC	674,908
16,670	JONES LANG LASALLE INC	2,499,333
154,500	JPMORGAN CHASE & CO	9,668,610
135,800	JUNIPER NETWORKS INC	3,031,056
16,800	KANSAS CITY SOUTHERN	2,050,104
500	KEURIG GREEN MOUNTAIN INC	66,198
54,214	KRISPY KREME DOUGHNUTS INC	1,070,184
15,700	L BRANDS INC	1,358,835
90,704	LAREDO PETROLEUM INC	938,786
20,800	LAS VEGAS SANDS CORP	1,209,728
109,672	LIBERTY GLOBAL PLC CL C	5,298,254
160,000	LIBERTY INTERACTIVE CORP CL A	4,707,200
86,247	LIBERTY VENTURES CL A	3,253,237
26,300	LILLY (ELI) & CO	1,814,437
14,700	LINKEDIN CORP CL A	3,376,737
132,088	LKQ CORP	3,714,315
125,195	LOWES COS INC	8,613,416
43,743	LYON WILLIAM HOMES CLS A	886,671
57,385	MAGELLAN HEALTH INC	3,444,822
137,535	MAGNUM HUNTER RESOURCES CORP	431,860
33,405	MARKETO INC	1,093,012
5,500	MARRIOTT INTERNATIONAL INC A	429,165
14,300	MARSH & MCLENNAN COS INC	818,532
33,678	MASONITE INTERNATIONAL CORP	2,069,850
146,345	MASTERCARD INC CL A	12,609,085
15,500	MATERION CORP	546,065
155,000	MAXIM INTEGRATED PRODUCTS INC	4,939,850
38,800	MCGRAW HILL FINANCIAL INC	3,452,424

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
54,054	MCKESSON CORP	$11,220,529
13,600	MEDICINES CO	376,312
56,000	MEDTRONIC INC	4,043,200
26,510	MELLANOX TECH LTD (USA)	1,132,772
224,100	MERCK & CO INC NEW	12,726,639
127,500	METLIFE INC	6,896,475
72,400	MFA FINANCIAL INC	578,476
135,200	MGM RESORTS INTERNATIONAL	2,890,576
4,100	MICHAEL KORS HOLDINGS LTD	307,910
123,400	MICRON TECHNOLOGY INC	4,320,234
530,300	MICROSOFT CORP	24,632,435
7,555	MICROSTRATEGY INC CL A	1,226,932
29,744	MONSANTO CO	3,553,516
1,300	MONSTER BEVERAGE CORP	140,855
74,800	MORGAN STANLEY	2,902,240
38,108	MOTORCAR PARTS OF AMERICA INC	1,184,778
103,632	MRC GLOBAL INC	1,570,025
38,600	NABORS INDUSTRIES LTD	501,028
87,100	NATIONAL OILWELL VARCO INC	5,707,663
52,500	NAVISTAR INTL CORP	1,757,700
213,000	NETAPP INC	8,828,850
5,600	NETFLIX INC	1,913,016
65,900	NEWS CORP NEW CL A	1,033,971
126,350	NIELSEN NV	5,651,636
67,730	NIKE INC CL B	6,512,240
276,800	NOKIA CORP SPON ADR	2,175,648
3,800	NORTHERN TRUST CORP	256,120
6,900	NORWEGIAN CRUISE LINE HLGS LTD	322,644
220,000	NOVARTIS AG SPON ADR	20,385,200
21,800	NOW INC	560,914
1,000	NVR INC	1,275,330
32,700	OLD DOMINION FREIGHT LINES INC	2,538,828
61,243	OLIN CORP	1,394,503
169,800	ON ASSIGNMENT INC	5,635,662
15,600	O’REILLY AUTOMOTIVE INC	3,004,872
7,788	OUTFRONT MEDIA INC	209,030
5,000	PALL CORP	506,050
24,871	PALO ALTO NETWORKS INC	3,048,438
24,923	PAPA JOHNS INTL INC	1,390,703
16,300	PENNYMAC MORTGAGE INV TRUST	343,767
300	PEPSICO INC	28,368
130,041	PERFORMANT FINANCIAL CORP	864,773
23,300	PERRIGO CO PLC	3,894,828
84,084	PEYTO EXPL & DEV CORP NEW	2,422,355
305,000	PFIZER INC	9,500,750
11,400	PHARMACYCLICS INC	1,393,764
90,000	PHILIPS NV (KON) (NY REG) NEW	2,610,000
31,662	PIONEER NATURAL RESOURCES CO	4,712,889
21,300	PLANTRONICS INC	1,129,326
13,280	POLARIS INDUSTRIES INC	2,008,467
105,360	POLYONE CORP	3,994,198

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
3,100	PPG INDUSTRIES INC	$716,565
7,100	PRAXAIR INC	919,876
18,500	PRECISION CASTPARTS CORP	4,456,280
6,800	PRICELINE GROUP INC	7,753,428
9,420	PRIMORIS SVCS CORP	218,921
50,610	PROOFPOINT INC	2,440,920
31,245	PROTO LABS INC	2,098,414
70,290	PRUDENTIAL FINANCIAL INC	6,358,433
8,500	PUMA BIOTECHNOLOGY INC	1,608,795
700	PVH CORP	89,719
69,184	QLIK TECHNOLOGIES INC	2,137,094
37,616	QUALYS INC	1,420,004
91,763	QUESTAR CORP	2,319,769
400	RALPH LAUREN CORP	74,064
17,623	RANGE RESOURCES CORP	941,949
53,000	RAYMOND JAMES FINANCIAL INC.	3,036,370
22,958	RED HAT INC	1,587,316
19,170	RED ROBIN GOURMET BURGERS INC	1,475,611
6,600	REGENERON PHARMACEUTICALS INC	2,707,650
49,224	REXNORD CORP NEW	1,388,609
452,500	ROCHE HOLDING LTD SPON ADR	15,380,475
11,100	ROPER INDUSTRIES INC	1,735,485
76,144	ROSETTA RESOURCES INC	1,698,772
72,135	ROSS STORES INC	6,799,445
2,200	ROYAL CARIBBEAN CRUISES LTD	181,346
186,546	SALESFORCE.COM INC	11,064,043
49,610	SANCHEZ ENERGY CORP	460,877
282,300	SANOFI SPON ADR	12,875,703
46,429	SBA COMMUNICATIONS CORP CL A	5,142,476
219,620	SCHLUMBERGER LTD	18,757,744
575,000	SCHWAB CHARLES CORP	17,359,250
70,900	SEALED AIR CORP	3,008,287
38,620	SEMTECH CORP	1,064,753
34,866	SERVICENOW INC	2,365,658
19,900	SHERWIN WILLIAMS CO	5,234,496
200	SHIRE PLC SPON ADR	42,508
17,300	SHUTTERFLY INC	721,324
8,495	SIRONA DENTAL SYSTEMS INC	742,208
20,200	SOFTBANK CORP	599,940
61,306	SPECTRANETICS CORP	2,119,961
522,389	SPRINT CORP	2,167,914
17,410	SS&C TECHNOLOGIES HOLDINGS INC	1,018,311
37,527	STANCORP FINL GROUP INC	2,621,636
48,300	STARBUCKS CORP	3,963,015
2,100	STARWOOD HTLS & RESRT WRLDWIDE	170,247
24,400	STATE STREET CORP*	1,915,400
14,400	STEWART INFORMATION SERVICES	533,376
8,500	STRYKER CORP	801,805
110,000	SUNTRUST BANKS INC	4,609,000
54,000	SWIFT TRANSPORTATION CO CL A	1,546,020
532,700	SYMANTEC CORP	13,666,419

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
14,887	SYNAPTICS INC	$1,024,821
21,385	SYNCHRONOSS TECHNOLOGIES INC	895,176
140,000	SYNOPSYS INC	6,085,800
43,515	SYNOVUS FINANCIAL CORP	1,178,821
115,600	TARGET CORP	8,775,196
66,900	TD AMERITRADE HOLDING CORP	2,393,682
261,200	TE CONNECTIVITY LTD	16,520,900
30,040	TEAM HEALTH HOLDINGS INC	1,728,201
23,715	TENNECO INC	1,342,506
4,900	TESLA MOTORS INC	1,089,809
121,667	TETRA TECHNOLOGIES INC	812,736
29,674	TEXAS CAPITAL BANCSHARES INC	1,612,188
19,217	THE CHILDRENS PLACE INC	1,095,369
28,300	THERMO FISHER SCIENTIFIC INC	3,545,707
3,300	TIFFANY & CO	352,638
55,000	TIME INC	1,353,550
152,395	TIME WARNER CABLE	23,173,184
41,566	TORCHMARK CORP	2,251,630
46,105	TOWERS WATSON & CO CL A*	5,217,703
20,300	TRACTOR SUPPLY CO.	1,600,046
66,403	TREEHOUSE FOODS INC	5,679,449
28,700	TRIMAS CORP	898,023
13,470	TRIUMPH GROUP INC	905,453
74,615	TUMI HOLDINGS INC	1,770,614
28,905	TUPPERWARE BRANDS CORP	1,821,015
501,100	TWENTY FIRST CENTURY FOX INC-A	19,244,746
8,800	TWITTER INC	315,656
140,400	TYCO INTERNATIONAL PLC	6,157,944
9,450	ULTIMATE SOFTWARE GROUP INC	1,387,402
9,100	UMB FINANCIAL CORP	517,699
55,138	UNDER ARMOUR INC CL A	3,743,870
19,900	UNION PACIFIC CORP	2,370,687
38,300	UNITED CONTINENTAL HLDGS INC	2,561,887
25,557	UNITED RENTALS INC	2,607,070
109,300	UNITEDHEALTH GROUP INC	11,049,137
47,630	US CONCRETE INC C NEW	1,355,074
16,600	VALEANT PHARMACEUTICALS (USA)	2,375,626
75,465	VANTIV INC	2,559,773
55,650	VERA BRADLEY INC	1,134,147
35,400	VERTEX PHARMACEUTICALS INC	4,205,520
3,600	VF CORP	269,640
79,100	VIPSHOP HLDGS LTD ADR	1,545,614
44,294	VISA INC CL A	11,613,887
2,000	VMWARE INC CL A	165,040
43,500	WABTEC	3,779,715
12,525	WAGEWORKS INC	808,739
185,000	WAL MART STORES INC	15,887,800
13,600	WALGREENS BOOTS ALLIANCE INC	1,036,320
25,635	WASTE CONNECTIONS INC	1,127,684
260,000	WEATHERFORD INTERNATIONAL PLC	2,977,000
14,710	WELLCARE HEALTH PLANS INC	1,207,103

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
460,000	WELLS FARGO & CO*	$25,217,200
26,500	WESTERN DIGITAL CORP	2,933,550
306,135	WISDOMTREE INVESTMENTS INC	4,798,666
217,440	WNS HLDGS LTD SP ADR	4,492,310
25,800	WORKDAY INC CL A	2,105,538
72,300	WP GLIMCHER INC	1,245,006
27,700	WYNN RESORTS LTD	4,120,652
49,615	XPO LOGISTICS INC	2,028,261
19,100	YELP INC	1,045,343
27,308	ZUMIEZ INC	1,054,908

	Total Other Common Stocks	$1,423,590,806

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Synthetic Investment Contracts
	CASH**	$41,556
2,965,319	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS 1	2,965,319
1,260,000	AB INBEV FIN 2.15% 2/1/19	1,276,367
545,473	ALLYL 2013-SN1 A3 .72% 05/16	545,776
779,000	ALLYL 2014-SN1 A3 .75% 02/17	777,814
950,000	AMERICAN EX CRD 2.125% 3/18/19	954,584
630,000	AMERICAN EXPRESS 1.55% 5/22/18	625,068
640,000	AMERICAN HONDA FIN 2.125% 10/18	646,954
255,000	AMERICAN INTL GROUP 2.3% 7/19	257,948
1,191,000	AMXCA 2013-3 A .98% 05/19	1,191,108
1,070,000	AMXCA 2014-2 A 1.26% 1/20	1,068,035
1,942,747	AMXCA 2014-3 A 1.49% 04/20	1,945,796
1,330,000	AMXCA 2014-4 A 1.43% 06/20	1,328,252
950,000	ANZ NY BRAN 1.25% 1/10/17	955,985
2,349,000	APPLE INC 1% 5/3/18	2,315,644
230,000	AT&T INC 1.4% 12/01/17	227,978
630,000	AUSTRALIA & NZ 1.45% 5/15/18	623,084
630,000	AUSTRALIA & NZ 1.875% 10/06/17	638,544
292,000	AVALONBAY COMM 3.625% 10/1/20	306,353
630,000	BAAT 2012-1 A4 1.03% 12/16	631,748
1,008,886	BACM 2006-4 A1A CSTR 7/46	1,072,866
575,678	BACM 2006-4 A4 5.634% 7/46	605,020
1,851,000	BANK AMER FDG CRP 2.6% 1/15/19	1,887,585
630,000	BANK AMER NA 1.25% 02/14/17	631,584
1,439,000	BANK AMERICA CORP 2.65% 4/1/19	1,459,088
800,000	BANK NOVA SCOTIA 2.8% 07/21/21	810,289
1,500,000	BANK OF AMERICA CRP MTN 2 1/18	1,513,027
630,000	BANK T-M UFJ 1.65% 2/26/18 144	625,290
530,000	BANK T-M UFJ 2.35% 9/8/19 144A	530,387
630,000	BANK T-M UFJ 2.7% 9/9/18 144A	646,208
1,030,000	BARCLAYS BNK PLC 2.5% 02/20/19	1,053,055
450,000	BARCLAYS PLC 2.75% 11/8/19	449,004
279,000	BAYER US FIN 3% 10/8/21 144A	283,198
383,000	BAYER US FIN2.375% 10/19 144 A	386,617
161,000	BECTON DICKINSON 2.675% 12/19	163,309
1,162,000	BMWLT 2014-1 A3 .73% 02/17	1,161,197
634,000	BNP PARIBAS 2.45% 03/17/19	646,941
530,000	BP CAP MKTS PLC 2.521% 1/20	532,735
650,000	BP CAPITAL MKTS 1.375% 11/6/17	644,329
650,000	BPCE SA 1.625% 2/10/17	655,488
540,000	BPCE SA 2.5% 7/15/19	548,352
630,000	BPCM 1.375% 5/10/18	620,098
381,000	BRITISH TELECOM PLC 2.35% 2/19	383,860
758,570	BSCMS 2006-PW12 A1A CSTR 9/38	800,930
959,308	BSCMS 2006-PW13 A1A 5.533% 9/41	1,021,839
385,732	BSCMS 2006-PW14 A1A 5.189%	410,707
1,260,000	CAPITAL ONE BK 2.25% 2/13/19	1,261,743
454,000	CAPITAL ONE BNK 1.15% 11/21/16	453,077
520,000	CAPITAL ONE FIN 2.45% 04/24/19	521,180
620,000	CARMX 2013-3 A3 .97% 11/15/16	621,575

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
671,000	CARMX 2014-3 A3 1.16% 06/19	$668,824
804,000	CARMX 2014-4 A3 1.25% 11/19	802,242
1,020,000	CCCIT 13-A3 A3 1.11% 7/23/18	1,027,786
2,570,000	CCCIT 2013-A6 A6 1.32% 09/18	2,594,991
1,270,000	CCCIT 2014 A2 1.02% 02/19	1,269,759
1,260,000	CCCIT 2014-A4 A4 1.23% 04/19	1,260,910
1,070,000	CCCIT 2014-A6 A6 2.15% 07/21	1,080,380
1,070,000	CCCIT 2014-A8 A8 1.73% 04/20	1,076,516
1,570,612	CD 06-CD2 A1B CSTR 1/46	1,629,106
346,289	CD 2005-CD1 A4 CSTR 7/44	353,443
1,062,427	CD 2007-CD5 A1A 5.8% 11/44	1,157,178
58,692	CFGNR 2011-150 D 3% 4/37	59,748
344,352	CGCMT 13-GC11 A1 0.672% 12/17	343,094
1,599,549	CGCMT 2006-C5 A1A 5.425% 10/49	1,703,321
730,000	CGCMT 2006-C5 A4 5.431% 10/49	776,318
650,000	CHAIT 2013-A8 A8 1.01% 10/18	650,279
1,000,000	CHAIT 2014-A1 A 1.15% 01/19	1,000,020
1,335,000	CHAIT 2014-A7 A 1.38% 11/19	1,330,514
1,176,000	CHEVRON CORP NE 1.104% 12/5/17	1,171,094
1,260,000	CISCO SYSTEMS INC 2.125% 3/19	1,274,853
800,000	CITIGROUP INC 1.55% 08/14/17*	802,516
630,000	CITIGROUP INC 1.75% 05/01/18*	624,520
530,000	CITIGROUP INC 1.85% 11/24/17*	530,411
530,000	CITIGROUP INC 2.5% 7/29/19*	536,020
630,000	CITIGROUP INC 2.55% 04/08/19*	637,847
800,000	CITIZENS BK MTN 2.45% 12/04/19	797,201
816,000	COLGATE-PALMOLIVE 0.9% 5/1/18	798,621
1,786,000	COMET 2013-A1 A1 .63% 11/18	1,785,095
1,823,000	COMET 2013-A3 A3 .96% 9/19	1,817,064
1,260,000	COMET 2014-A2 A2 1.26% 01/20	1,259,170
1,340,000	COMET 2014-A5 A 1.48% 07/20	1,341,183
1,018,467	COMM 06-C8 A4 5.306% 12/46	1,083,392
1,416,582	COMM 2006-C7 A1A CSTR 6/46	1,495,399
935,743	COMM 2006-C8 A1A 5.292% 12/46	1,003,938
510,000	COMM 2012-CR1 A2 2.35% 5/45	518,769
153,255	COMM 2012-CR2 A1 .824% 08/45	153,058
304,254	COMM 2012-CR5 A1 0.673% 12/45	303,299
212,557	COMM 2013-CR9 A1 1.3440% 7/45	214,032
256,291	COMM 2013-LC6 A1 .7240% 1/46	255,105
900,000	COMM 2014-CR17 A2 3.012% 05/47	933,368
600,000	COMM 2014-CR18 A2 2.924% 07/47	617,419
547,000	COMM 2014-CR20 A2 2.801% 11/47	559,976
530,000	COMMONWEALTH BK NY 2.3% 9/6/19	534,144
247,000	COMWLTH EDISON 2.15% 01/15/19	251,294
530,000	CREDIT SUISSE NY 2.3% 5/19	530,207
550,000	CREDIT SUISSE NY 3% 10/29/21	550,274
500,000	CVS CAREMARK 2.25% 12/5/18	505,289
1,100,000	DAIMLER FIN NA 2.25% 9/19 144A	1,106,609
3,040,000	DCENT 2013-A2 A2 .69% 07/18	3,037,123
1,294,000	DCENT 2013-A5 A5 1.04% 04/19	1,293,324

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
1,260,000	DCENT 2014-A3 A3 1.22% 10/19	$1,258,534
1,043,000	DCENT 2014-A4 A4 2.12% 12/21	1,046,308
1,070,000	DCENT 2014-A5 A 1.39% 04/20	1,068,427
1,324,000	DEUTSCHE BANK AG 2.5% 2/13/19	1,352,899
640,000	DEVON ENERGY CO 2.25% 12/15/18	638,333
421,000	DOMINION RES INC 1.95% 8/15/16	428,731
517,000	DUKE ENERGY COR 2.1% 06/15/18	522,252
109,000	ENTERPRISE PRD 2.55% 10/15/19	108,497
3,055,000	FHLB 0.62% 11/23/16	3,054,648
720,000	FHLB 0.875% 05/24/17	719,589
203,563	FHLG 5.50% 3/34 #G01665	230,076
1,531,701	FHLG 5.50% 5/34 #Z40042	1,727,958
293,522	FHLG 10YR 3.00% 8/21 #J16393	306,455
258,557	FHLG 10YR 3.00% 8/21 #J16442	269,949
3,488,500	FHLG 15YR 3.50% 10/26 #G14450	3,716,434
197,827	FHLG 15YR 4.00% 4/26 #E02867	212,869
456,780	FHLG 15YR 4.00% 6/24 #G18312	489,656
374,310	FHLG 15YR 4.00% 7/24 #G13596	401,250
385,182	FHLG 15YR 4.00% 9/25 #E02787	415,552
309,749	FHLG 15YR 4.00% 9/25 #G14376	332,042
201,862	FHLG 15YR 4.50% 8/18 #E98688	213,132
77,551	FHLG 15YR 4.50% 9/18 #E99205	81,956
107,013	FHLG 15YR 4.50% 10/18 #E99833	113,093
65,210	FHLG 15YR 4.50% 11/18 #B10931	68,976
245,179	FHLG 15YR 5.00% 3/19 #G13052	259,234
338,519	FHLG 15YR 5.00% 4/20 #G13598	358,449
60,681	FHLG 15YR 5.50% 4/18 #G11389	63,938
414,818	FHLG 15YR 2.5% 06/23#G14775	431,887
210,008	FHLG 15YR 2.5% 09/22#J20415	216,287
138,306	FHLG 25YR 5.50% 7/35 #G05815	156,321
566,053	FHLM AR 12M+187.9 10/42#849255	596,306
213,782	FHLM ARM 2.98% 8/41 #1B8533	223,034
118,948	FHLM ARM 3.07% 9/41 #1B8608	124,684
101,575	FHLM ARM 3.58% 4/40 #1B4702	109,183
55,130	FHLM ARM 4.199% 8/36 #848185	59,200
101,202	FHLM ARM 4.941% 11/35 #1J1228	108,224
61,207	FHLM ARM 3.224% 4/41#1B8179	64,392
59,359	FHLM ARM 3.242% 9/1/41#1B8659	62,297
81,087	FHLM ARM 3.283% 6/1/41	84,950
73,653	FHLM ARM 3.464% 5/1/41#1B8304	77,762
119,295	FHLM ARM 3.53% 4/40 #1B4657	128,223
109,119	FHLM ARM 3.627% 6/1/41#1B8372	115,470
91,628	FHLM ARM 3.717% 05/41#1B8124	97,069
2,041,000	FHLMC .75% 1/12/18	2,019,057
1,104,000	FHLMC 0.875% 02/22/17	1,109,311
1,454,000	FHLMC 1% 9/29/17	1,454,760
365,000	FHLMC 1.25% 5/12/17	368,421
687,255	FHR 2011-3938 BE 2% 10/21	699,636
33,761	FHR 2313 C 6 5/31	37,541
650,364	FHR 3102 FD 1ML+30 1/36	653,654

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
254,579	FHR 3117 JF 1ML+30 2/36	$255,774
162,035	FHR 3415 PC 5% 12/37	174,678
327,907	FHR 3741 HD 3% 11/15/39	338,752
356,771	FHR 3763 QA 4% 4/34	374,662
373,905	FHR 3820 DA 4% 11/35	399,479
437,394	FHR 3943 EF 1ML+25 2/26	438,221
1,931,481	FHR 4046 LA 3% 11/2026	2,012,586
563,328	FHR 4176 BA 3% 2/33	582,766
791,054	FHR 4181 LA 3% 3/37	818,403
1,386,458	FHR SER 4221 CLS GA 1.4% 7/23	1,383,852
500,000	FIFTH THIRD BAN 2.375% 4/25/19	504,454
630,000	FIFTH THRD BANC 1.45% 02/28/18	626,107
50,991	FNMA 6.50% 7/32 #545759	59,591
18,183	FNMA 6.50% 7/32 #545762	21,249
22,017	FNMA 6.50% 7/35 #745092	25,692
34,023	FNMA 6.50% 8/36 #888034	39,739
18,284	FNMA 6.50% 12/32 #735415	21,361
2,101,000	FNMA .875% 2/8/18	2,084,406
3,257,000	FNMA 1.625% 11/27/18	3,285,182
5,936,000	FNMA 1.75% 11/26/19	5,949,382
5,859,000	FNMA 1.875% 09/18/18	5,986,126
666,419	FNMA 10YR 2.5% 05/23 #MA1431	687,175
291,375	FNMA 10YR 2.5% 10/22#AB6544	300,450
239,150	FNMA 10YR 2.5% 10/22#AB6730	246,598
324,236	FNMA 15YR 3.50% 1/26 #AL1168	345,725
1,304,711	FNMA 15YR 3.50% 3/27 #AL1746	1,391,590
794,070	FNMA 15YR 3.50% 5/27 #AL1741	844,712
310,946	FNMA 15YR 3.50% 5/27 #AL1751	330,777
525	FNMA 15YR 7.00% 1/16 #535662	539
174	FNMA 15YR 7.00% 5/15 #495848	176
110	FNMA 15YR 7.00% 11/18 #735420	114
7,766	FNMA 20YR 5.50% 10/22 #254522	8,714
1,088,923	FNMA 5.50% 11/34 #310105	1,228,588
179,020	FNMA 6.50% 12/35 #AD0723	209,080
155,057	FNMA 6.50% 8/36 #888544	180,661
128,776	FNMA 6.50% 8/36 #AE0746	147,380
48,997	FNMA ARM 2.61% 4/35 #995609	52,537
75,358	FNMA ARM 3.01% 8/41 #AI4358	78,623
113,265	FNMA ARM 3.37% 9/41 #AI8935	121,724
111,567	FNMA ARM 3.47% 3/40 #AD0820	119,528
169,907	FNMA ARM 3.60% 3/40 #AD1555	182,628
116,192	FNMA ARM 4.21% 5/35 #889946	123,562
230,752	FNMA ARM 4.285% 7/33#AD0066	245,545
146,150	FNMA ARM 4.30% 2/35 #995017	155,279
108,975	FNMA ARM 4.53% 12/34 #802852	116,441
117,167	FNMA ARM 4.68% 11/34 #735011	125,241
92,273	FNMA ARM 06/42#AO2244	95,409
59,205	FNMA ARM 09/41#AI9813	61,945
31,739	FNMA ARM 10/41#AJ3399	33,285
53,207	FNMA ARM 11/40#AE6806	55,942

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
174,750	FNMA ARM 3.20% 1/40 #AC0599	$186,731
103,749	FNMA ARM 3.228% 7/41#AI3469	109,288
48,790	FNMA ARM 3.365% 10/41#AI6819	51,441
107,109	FNMA ARM 3.545% 07/41#AI6050	113,210
559,210	FNMA ARM 4.198% 11/34 #841068	598,118
145,667	FNMA ARM 4.512% 12/36 #995606	155,707
146,346	FNMA ARM 4.53% 10/35 #995414	155,879
710,427	FNMA ARM 4.55% 10/35 #995415	758,658
127,071	FNR 2003-74 PG 4.5% 8/18	133,209
246,055	FNR 2005-106 UF 1ML+30 11/35	247,443
254,560	FNR 2005-90 FC 1ML+25 10/35	255,534
93,925	FNR 2008-29 BG 4.7% 12/35	97,699
318,955	FNR 2008-95 AD 4.5% 12/23	331,879
119,339	FNR 2010-123 DL 3.5% 11/25	123,480
271,891	FNR 2010-135 DE 2.25% 4/24	278,293
211,174	FNR 2010-143 B 3.5% 12/25	219,591
158,766	FNR 2011-23 AB 2.75% 6/25/20	162,927
205,732	FNR 2011-88 AB 2.5% 9/26	211,002
738,494	FNR 2011-99 DV 5% 01/26	787,877
805,061	FNR 2012-15 FP 1ML+38 6/40	808,740
284,147	FNR 2012-94 E 3% 6/22	294,420
2,721,825	FNR 2013-16 GP 3% 03/33	2,828,420
1,193,152	FNR 2013-9 FA 1ML+35 03/42	1,198,767
1,300,000	FORD MTR CR 2.875% 10/01/18	1,332,152
608,000	FORDL 2014-A A3 .68% 04/17	607,632
450,000	GE CAP CORP 1.6% 11/20/17	453,619
1,721,000	GEMNT 2012-5 A 0.95% 6/15/18	1,724,482
630,000	GENERAL ELEC CAP 2.3% 1/14/19	646,775
960,000	GENERAL ELEC CAP CO 1.625% 4/18	965,325
1,106,000	GENERAL ELEC CO 3.375% 3/11/24	1,153,957
4,639	GMACC 2004-C2 A4 5.301% 8/38	4,666
205,913	GNMA 30YR 5.5% 06/35#783800	235,282
433,136	GNMA 30YR 5.5% 11/35#783799	494,211
707,718	GNR 13-41 PA 2.5% 04/40	726,829
12,186	GNR 2010-112 PM 3.25% 9/33	12,224
14,690	GNR 2010-99 PT 3.5% 8/33	14,739
2,260,000	GOLDMAN SACHS GRP 2.625% 1/19	2,298,683
630,000	GSINC 2.375% 1/22/18	642,971
310,000	GSINC 2.9% 07/19/18	322,068
532,770	GSMS 2006-GG6 A1A CSTR 4/38	554,978
1,400,000	GSMS 2006-GG6 A4 CSTR 4/38	1,443,105
556,533	GSMS 2006-GG8 A1A 5.547% 11/39	595,120
685,423	GSMS 2006-GG8 A4 5.56% 11/39	728,809
71,062	GSMS 2013-GC10 A1 .696% 2/46	70,833
250,000	GSMS 2013-GC10 A2 1.84% 2/46	250,728
351,409	GSMS 2013-GC12 A1 VAR 06/46	348,603
340,000	HART 2013-C A3 1.01% 02/18	341,130
1,270,000	HSBC 1.5% 05/15/18 144A	1,258,697
1,200,000	HSBC BANK 3.1% 5/24/16 144A	1,243,075

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
555,000	HSBC USA INC 1.625% 1/16/18	$556,996
333,000	HSBC USA INC 2.625% 09/24/18	343,906
166,000	HYUNDAI CAP 1.875% 8/9/16 144A	168,418
950,000	HYUNDAI CAP AME 2.55% 2/19 144A	959,887
145,000	INGERSOLL-RND LX 2.625% 5/1/20	144,728
451,000	INTERCONT EXCH 2.5% 10/15/18	461,598
983,000	JPMC CO 2.2% 10/22/19	978,669
928,000	JPMC CO 2.35% 01/28/19	943,323
1,586	JPMCC 2005-LDP2 A3 4.697% 7/42	1,592
1,524,969	JPMCC 2006-CB16 A1A 5.546% 5/45	1,622,164
1,188,026	JPMCC 2006-LDP7 A1A CSTR 4/45	1,261,478
827,000	JPMCC 2006-LDP7 A4 CSTR 4/45	867,703
8,004	JPMCC 2007-LD11 A2 CSTR 6/49	8,027
600,000	JPMCC 2012-C6 A2 2.2058% 5/45	612,197
264,259	JPMCC 2013-C10 .7302% 12/15/47	262,267
413,000	KEY BANK NA 2.5% 12/15/19	415,753
417,000	KEYBANK NATL 1.65% 2/1/18	418,299
970,000	KEYCORP MTN 2.3% 12/13/18	974,464
379,000	KINDER MORGAN IC 3.05% 12/1/19	377,111
196,000	KINDER MRGN INC 2% 12/01/17	195,183
1,220,945	LBUBS 2006-C6 A1A CSTR 9/39	1,294,241
669,000	LBUBS 2006-C6 A4 5.372% 9/39	709,213
1,456,521	LBUBS 2007-C7 A3 5.886% 9/45	1,604,957
960,000	MANITOBA (PROV) 1.125% 6/1/18	950,339
630,000	MANU&TRD NT PRG 2.3% 1/30/19	638,802
333,000	MARSH & MCLENNAN 2.35% 9/10/19	335,900
666,000	MARSHMCLEN 2.55% 10/15/18	680,845
1,000,000	MASSMUTUAL GBL 2.1% 8/2/18 144A	1,018,121
1,490,000	MASSMUTUAL GLB 3.125% 4/16 144A	1,544,708
1,250,000	MASSMUTUAL GLBL 2% 4/5/17 144A	1,273,658
350,000	MASTERCARD INC 2% 04/01/19	349,824
940,000	MBALT 2014-A A3 .68% 12/16	940,240
863,000	MCKESSON CO 2.284% 03/15/2019	867,002
1,060,000	MEDTRONIC PLC 2.5% 03/20 144A	1,064,326
1,489,000	MET LIFE GLBL 1.5% 1/18 144A	1,490,331
112,000	METLIFE INC 1.903%/STEP 12/17	112,355
273,000	METLIFE INC STEP 12/15/17	274,134
189,000	MICROSOFT CORP .875% 11/15/17	187,342
715,000	MIDAMERICAN ENERGY 2% 11/18	715,337
530,000	MITSUBISHI 2.45% 10/16/19 144A	532,549
640,000	MIZUHO BK LTD 2.45% 4/19 144A	639,103
500,000	MIZUHO BNK LTD 2.65% 9/19 144A	505,820
1,530,000	MIZUHO CORP BK 1.55% 10/17 144A	1,520,499
2,151,983	MLCFC 2006-3 A4 CSTR 7/46	2,276,531
277,073	MLMT 2005-CKI1 A1A CSTR 11/37	285,876
911,883	MLMT 2006-C2 A1A CSTR 8/43	969,108
500,000	MORGAN STANLEY 1.875% 01/05/18	499,465
630,000	MORGAN STANLEY 2.125% 4/25/18	632,873
530,000	MORGAN STANLEY 2.375% 7/23/19	533,570
1,955,000	MORGAN STANLEY 2.5% 01/24/19	1,978,088

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
1,040,000	MSBAM 2012-C5 A2 1.972% 8/45	$1,053,127
1,043,000	MSBAM 2014-C14 A2 2.916% 1/47	1,078,046
704,208	MSC 2006-HQ9 A4 CSTR 7/44	742,633
1,067,490	MSC 2006-IQ11 A1A CSTR 10/42	1,122,069
320,479	MSC 2007-IQ13 A1A 5.312% 3/44	344,842
1,124,068	MSC 2007-T27 A1A CSTR 6/42	1,222,507
591,000	NALT 2014-A A3 .80% 02/17	590,815
932,000	NAROT 2013-B A3 0.84% 11/17	933,243
176,167	NEF 2005-1 A5 4.74% 10/45	175,467
1,590,000	NEW YORK LIFE 1.3% 10/17 144A	1,585,705
940,000	NORDEA BK AB 2.375% 4/4/19 144	953,687
950,000	NORDEA BK AG .875% 5/16 144A	950,466
595,000	PEPSICO INC 7.9% 11/01/18	731,708
93,000	PG&E CORP 2.4% 03/01/19	93,885
630,000	PHILIP MORRIS 1.125% 8/21/17	629,950
650,000	PHILIP MORS INT 1.875% 1/15/19	651,677
530,000	PNC BANK NA 2.4% 10/18/19	535,866
630,000	PNC BK PITT MTN 2.2% 01/28/19	636,222
630,000	PRICOA GLBL F 1.6% 5/18 144A	622,303
1,070,000	PRINCIPAL LIF 2.375% 9/19 144A	1,076,751
1,182,000	PROCTER & GAMBLE 1.6% 11/15/18	1,181,496
535,000	ROYAL BANK CAN 1.45% 09/09/16	541,344
735,000	ROYAL BANK OF CAN 1.2% 1/23/17	738,373
1,270,000	ROYAL BK CAN GL 1.5% 01/14/18	1,271,782
982,000	ROYAL BK CANADA 2.3% 7/20/16	1,012,511
1,382,000	ROYAL BK CDA 2.2% 7/27/18	1,410,346
1,275,000	SABMILLER HLDG 2.2% 8/1/18 144A	1,290,119
950,000	SHELL INTL FIN 1.125% 8/21/17	952,310
601,000	SIMON PROPERTY 2.2% 02/01/19	609,675
98,883	SLMA 2004-A B 3ML+58 6/33	96,119
630,000	SUMITOMO BKG 2.45% 1/10/19	640,184
940,000	SUMITOMO MITSUI BKG 1.8% 7/17	949,093
250,000	SUMITOMO MITSUI BKG 2.5% 7/18	255,562
1,208,000	SUNTRUST 2.35% 11/01/18	1,220,152
128,000	SYNCHRONY FIN 1.875% 8/15/17	129,190
188,000	SYNCHRONY FIN 3% 8/15/19	192,251
115,000	THERMO FISHER 2.4% 02/01/19	116,321
217,000	THOMSON REUTER CRP 1.3% 2/23/17	216,878
153,000	TIAA AST MG 2.95% 11/1/19 144A	154,061
1,590,000	TORONTO DOM 1.4% 4/30/18	1,583,810
530,000	TORONTO DOM BK 2.125% 7/02/19	533,113
1,213,000	TORONTO DOM BK 2.5% 7/14/16	1,256,968
1,626,000	TORONTO DOMINI 2.625% 09/10/18	1,680,467
800,000	TORONTO DOMINION 2.25% 11/5/19	804,390
666,000	TOTAL CAP CDA L 1.45% 01/15/18	665,750
620,000	TOTAL CAP INTL 1.55% 6/28/17	622,236
1,900,000	TOTAL CAP INTL 2.125% 01/10/19	1,925,357
638,000	TOTAL CAPITAL SA 1.5% 2/17/17	645,834
132,000	TYCO ELECTR GR 2.375% 12/17/18	133,259
297,239	UBSBB 2013-C6 A1 .805% 4/46	295,391

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
520,000	UBSCM 2012-C1 A2 2.180% 5/45	$529,268
427,000	UNION BANK 1.5% 9/26/16	430,536
650,000	US BANCORP MTN 1.95% 11/15/18	653,597
1,260,000	US BANK NA 1.1% 01/30/17	1,264,832
1,172,000	US BANK NA CIN 2.125% 10/19	1,172,559
1,812,000	UST NOTES 1% 05/31/18	1,795,482
25,691,000	UST NOTES 0.625% 12/15/16	25,681,440
531,000	UST NOTES 0.875% 05/15/2017	531,727
22,883,000	UST NOTES 1.625% 06/30/2019	22,941,235
29,800,000	USTN .5% 7/31/17	29,517,806
13,950,000	USTN .625% 02/15/17	13,943,705
29,220,000	USTN .750% 6/30/17	29,101,914
3,679,000	USTN .875% 1/31/17	3,703,107
45,018,000	USTN .875% 11/30/16	45,244,316
24,515,000	USTN .875% 4/30/17	24,576,646
5,743,000	USTN 0.875% 10/15/17	5,729,986
10,386,000	USTN 1% 10/31/16	10,477,405
1,028,000	USTN 1% 12/15/17	1,026,151
4,557,000	USTN 1% 3/31/17	4,587,933
16,000,000	USTN 1% 9/30/16	16,155,247
3,000,000	USTN 1.375% 2/28/19	2,996,439
232,000	USTN 1.5% 12/31/18	232,345
913,133	VALET 2013-1 A3 .56% 8/17	912,455
1,288,000	VALET 2013-2 A3 0.7% 04/18	1,284,436
834,000	VALET 2014-1 A3 .91% 10/22/18	830,426
275,000	VENTAS RLTY 1.55% 09/26/16	277,301
1,395,000	VERIZON COM 2.625% 2/21/20 144A	1,392,274
630,000	VERIZON COMM 1.1% 11/01/17	621,675
950,000	VODAFONE GRP PLC 1.25% 9/26/17	941,098
630,000	VODAFONE GRUP PLC 1.5% 2/19/18	622,220
700,000	VOLKSWAGEN 2.125% 11/18 144A	700,363
944,000	VWALT 2014-A A3 .80% 4/20/17	941,219
1,300,000	WAL-MART STORES 1.125% 4/18	1,288,342
1,044,616	WBCMT 2006-C23 A1A CSTR 1/45	1,089,620
1,080,000	WBCMT 2006-C23 A5 CSTR 1/45	1,123,752
926,113	WBCMT 2006-C24 A1A CSTR 3/45	969,494
851,307	WBCMT 2006-C25 A1A CSTR 5/43	891,328
290,000	WBCMT 2006-C25 A5 CSTR 5/43	305,095
728,948	WBCMT 2006-C26 A1A CSTR 6/45	775,492
626,144	WBCMT 2006-C27 A3 CSTR 7/45	658,817
1,397,362	WBCMT 2006-C29 A1A 5.297% 11/48	1,496,582
61,933	WBCMT 2007-C31A A2 5.421% 4/47	62,172
331,000	WELLPOINT INC 1.875% 1/15/18	333,794
530,000	WELLPOINT INC 2.25% 8/15/19	529,291
455,000	WELLPOINT INC 2.3% 07/15/18	462,344
1,000,000	WELLS FARGO & CO 2.15% 1/15/19*	1,012,559
654,000	WESTERN UNION CO 2.875 12/17	669,819
1,129,000	WESTPAC BANKING CRP 2% 8/14/17	1,152,591
923,918	WFCM 2013-LC12 A1 1.676% 7/46	925,587
221,448	WFRBS 13-C14 A1 .836% 6/15/46	220,602

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
580,000	WFRBS 2012-C8 A2 1.881% 8/45	$585,968
152,027	WFRBS 2013-C11 A1 .799% 03/45	151,722
207,972	WFRBS 2013-C13 A1 0.778% 5/45	207,239
250,000	WFRBS 2013-C14 A2 2.133% 6/46	252,377
974,000	WOART 2014-B A3 1.14% 1/20	969,110
1,170,000	WOLS 2013-A A3 1.10% 12/16	1,174,871
759,000	WOLS 2014-A A3 1.16% 09/17	761,006
1,300,000	WPACBKG 1.6% 1/12/18	1,309,684
782,000	XEROX CORP 2.75% 03/15/19	790,283
	Total Wrap Rebid Value	89,698

	Total Synthetic Investment Contracts	$526,669,489

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Mutual Funds
	Fidelity BrokerageLink*	$194,761,575
4,535,643	DFA Emerging Markets Core Equity Portfolio Institutional Class Fund*	85,814,370
8,407,813	Manning & Napier Overseas Fund*	181,692,831
4,808,737	PIMCO Short Term Portfolio Institutional Class*	45,731,090

	Total Mutual Funds	$507,999,866

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities
	United States Treasury Notes
28,900,000	USTN 2% 02/28/21	$29,089,642
9,500,000	USTN 2% 10/31/21	9,521,527
3,600,000	USTN 2.125% 09/30/21	3,639,092
16,200,000	USTN 2.25% 03/31/21	16,534,125
29,300,000	USTN 2.25% 04/30/21	29,895,142
27,400,000	USTN 2.375% 8/15/24	27,890,213
10,200,000	USTN 2.75% 02/15/24	10,726,738
27,400,000	USTN 2.75% 11/15/23	28,827,787
1,500,000	USTN TII .125% 7/15/22	1,512,372
19,700,000	USTN TII 0.125% 07/15/24	19,016,449
4,500,000	USTN TII 1.75% 1/15/28	5,789,840
1,060,000	USTN TII 2% 1/15/26	1,456,543
400,000	USTN TII 2.375% 1/15/25	593,881
1,100,000	USTN TII 2.375% 1/15/27	1,553,995
1,150,000	USTN TII 2.5% 1/15/29	1,583,522
100,000	USTN TII 3.875% 4/15/29	207,353

	Total United States Treasury Notes	$187,838,221

	United States Treasury Bonds
6,500,000	USTB 3.125% 8/15/44	$6,997,653

	Total United States Treasury Bonds	$6,997,653

	Federal Agency Obligations
	Federal Home Loan Mortgage Corporation
878,865	FHLG 5.00% 3/38 #A74793	$970,013
76,275	FHLG 5.50% 11/35 #A39302	85,574
273,100	FHLG 5.50% 12/38 #G06172	305,029
734,747	FHLG 6.00% 6/38 #G04715	827,598
1,244,666	FHLG 6.00% 11/39 #G06409	1,401,966
118,277	FHLG 6.50% 9/39 #G06669	134,336
26,585	FHLM ARM 5.65% 9/37 #1G3704	27,699
45,270	FHLM ARM 5.84% 2/37 #1N1447	47,947
99,253	FHLM ARM 5.95% 5/37 #1N1582	103,418
120,661	FHLM ARM 6.03% 5/37 #1N1463	129,333
100,218	FHLM ARM 4.433% 7/35 #1B3925	106,037

	Total Federal Home Loan Mortgage Corporation	$4,138,950

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations
	Federal National Mortgage Association
1,160,416	FNMA 4.50% 4/41 #AL0215	$1,261,589
175,529	FNMA 4.50% 9/41 #AB3517	190,888
140,463	FNMA 5.50% 8/38 #995072	158,082
23,477	FNMA 6.00% 5/35 #821192	26,609
21,401	FNMA 6.00% 9/37 #952504	24,195
14,662	FNMA 6.00% 10/35 #745000	16,612
13,487	FNMA 6.50% 1/37 #897910	15,357
29,130	FNMA 6.50% 5/36 #895817	33,266
35,923	FNMA 6.50% 8/36 #745744	40,994
23,010	FNMA 6.50% 9/36 #897131	26,180
444,949	FNMA 6.50% 10/41 #AL0814	506,306
460,973	FNMA 6.50% 10/41 #AL0886	534,738
313,960	FNMA 6.50% 10/41 #AL0885	358,370
1,000,000	FNMA 30YR 3% 01/45 #TBA	1,012,085
4,670,455	FNMA 30YR 3% 05/43#AR8293	4,732,551
36,000,000	FNMA 30YR 3.5% 01/45 #TBA	37,552,504
20,625	FNMA 30YR 4% 02/34#763516	22,216
305,828	FNMA ARM 5.51% 2/37 #913990	320,966
60,716	FNR 11-15 AB 9.75% 8/19	67,274
92,739	FNR 2004-38 FK 1ML+35 5/34	93,044
185,670	FNR 2010-110 AE 9.75% 11/18	206,590
205,241	FNR 2010-118 YB IO INV 10/40	32,358
268,217	FNR 2011-63 SW IO INV 7/41	49,090
134,124	FNS 390 C3 IO 6% 7/38	25,379
78,827	FNS 407 40 0 1/38	16,293
155,859	FNS 407 41 IO 6% 1/38	27,175
19,758	FNS 407 C22 IO 1/39	3,136

	Total Federal National Mortgage Association	$47,353,847

	Freddie Mac
3,603,370	FHMS K006 AX1 CSTR 1/20	$154,671
1,036,981	FHMS K007 X1 CSTR 4/20	47,721
1,126,976	FHMS K008 X1 CSTR 6/25/20	76,337
1,081,773	FHMS K009 X1 CSTR 8/20	66,685
4,258,915	FHMS K014 X1 IO CSTR 4/21	277,907
429,276	FHMS K702 X1 CSTR 2/18	17,739
2,477,695	FHMS K703 X1 CSTR 5/18	148,398
1,484,799	FHMS KAIV X1 CSTR 6/46	98,197
100,000	FHR 3738 BP 4% 12/38	106,674

	Total Freddie Mac	$994,329

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Government National Mortgage Association
76,211	GNII 5.00% 9/40 #004802	$84,887
38,263	GNII II 5.00% 7/40 #004747	42,619
395,638	GNII II 5.00% 8/40 #004772	440,675
144,051	GNII II 6.50% 10/37 #004040	165,282
400,000	GNII II 4.5% 01/45 #TBA	437,156
153,359	GNMA II 5.00% 7/40 #783050	170,817
49,085	GNR 10-116 JS -1ML+605 12/39	6,878
167,883	GNR 11-70 BS -1ML+670 IO 12/36	17,583
77,017	GNR 2005-13 SD -1ML+680 2/35	12,667
65,486	GNR 2005-81 SD -1ML+630 12/34	4,238
266,967	GNR 2006-47 SA 1ML+680 8/36	57,200
332,137	GNR 2009-106 SU IO INV 5/37	52,927
73,567	GNR 2009-45 AI IO 1ML+596 4/39	8,165
239,979	GNR 2009-61 SA 1ML+670 8/39	33,548
237,024	GNR 2009-61 WQ 1ML+625 11/35	38,344
63,741	GNR 2009-68 SL 1ML+675 4/39	7,922
1,539,851	GNR 2009-HO1 FA 1.4% 11/59	1,573,351
126,577	GNR 2010-107 SG -1ML+615 2/38	12,081
87,659	GNR 2010-109 SB -1ML+660 8/40	16,427
419,161	GNR 2010-115 SP -1ML+540 9/40	48,399
716,142	GNR 2010-117 PS 1ML+600 10/39	81,212
457,304	GNR 2010-14 SC -1ML+480 8/35	41,084
312,318	GNR 2010-146 GS IO ML+610 6/39	30,599
187,127	GNR 2010-147 S -1ML+665 11/40	38,460
207,171	GNR 2010-151 SM -1ML+608 11/40	34,963
198,073	GNR 2010-151SA IO ML+605 11/40	34,596
256,341	GNR 2010-160 SW 1ML+655 10/38	28,111
147,341	GNR 2010-3 MS IO 1ML+655 11/38	15,527
111,938	GNR 2010-31 GS 1ML+650 3/39	14,023
37,052	GNR 2010-39 SP -1ML+655 11/38	3,117
69,925	GNR 2010-42 BS -1ML+648 4/40	11,959
69,925	GNR 2010-47 AS -1ML+644 4/40	12,868
141,130	GNR 2010-47 VS -1ML+625 11/37	17,789
603,481	GNR 2010-50 QS 1ML+655 12/38	77,271
222,690	GNR 2010-57 QS -1ML+650 5/40	41,608
367,211	GNR 2010-60 S -1ML+650 5/40	55,992
385,326	GNR 2010-62 SB -1ML+575 5/40	54,664
492,389	GNR 2010-68 SD -1ML+658 6/40	69,403
131,788	GNR 2010-69 SP -1ML+665 6/38	10,719
73,159	GNR 2010-76 SH -1ML+650 5/40	13,759
107,565	GNR 2010-85 HS IO 1ML+665 1/40	17,780
70,388	GNR 2010-85 JS -1ML+657 4/40	10,418
224,534	GNR 2010-87 SK IML+650 7/40	33,889
694,746	GNR 2010-H010 FC 1ML+100 5/60	707,664
1,251,593	GNR 2010-H20 AF 1ML+33 10/60	1,239,885
1,093,983	GNR 2010-H24 FA 1ML+35 10/60	1,084,122
615,175	GNR 2011-11 SA -1ML+600 1/41	105,093
50,908	GNR 2011-32 S IO -1ML+600 3/41	6,067

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Government National Mortgage Association (continued)
164,789	GNR 2011-4 PS -1ML+618 9/40	$26,153
339,830	GNR 2011-40 SA -1ML+613 2/36	28,919
280,615	GNR 2011-81 SA -1ML+540 6/41	33,516
326,230	GNR 2011-H09 AF IML+50 3/61	325,488

	Total Government National Mortgage Association	$7,537,884

	Total U.S. Government and Agency Securities	$254,860,884

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Fixed Income Securities
	Foreign Governmental Obligations
1,700,000	BRAZIL GOVT I/L 6% 8/15/22	$1,595,257
3,100,000	ITALY GOVT 5.5% 11/22	4,823,678
18,612,000	MEXICAN T-BILLS 0% 2/19/15	1,256,792
90,000	MEXICO GOV 6.05% 1/11/40	110,070
330,000	MEXICO GOVT 5.55% 01/21/45	383,625
131,000	MEXICO GVT GLB 6.75% 09/27/34	171,086
14,156,000	MEXICO T-BILLS 0% 4/1/15	952,356
12,800,000	NOTA DO TESOURO 10% 1/1/21	4,349,328
17,600,000	SECRETARIA TES NACL 0% 1/1/18	4,621,745
1,500,000	SLOVENIA GOVT 4.625% 9/9/24	2,207,131
2,400,000	SLOVENIA GOVT 5.85% 5/23 REGS	2,713,560
500,000	SLOVENIA REP 5.25% 2/24 REGS	549,375
2,300,000	SLOVENIA REP 5.5% 10/26/22 REGS	2,550,125
6,100,000	SPAIN GOVT 2.75% 10/31/24 RGS	8,140,915
100,000	UK GILT 1.75% 9/7/22	158,078

	Total Foreign Governmental Obligations	$34,583,121

	Foreign Obligations
393,323	AWAS FINANCE LUX TERM 07/16/18	$387,097
1,000,000	BANCO BRASIL 3.875% 10/10/22	917,500
190,000	BANK TOKYO MIT 3.85% 1/15 144A	190,316
130,000	COMMNWLTH BNK AUST 5 10/19 144	145,141
202,000	DEUTSCHE TK GLBL 5.75% 3/23/16	213,351
945,000	DIAGEO CPTL PLC 4.828% 7/15/20	1,052,950
800,000	DNB BK ASA MTN 3.2% 4/17 144A	829,172
174,817	DORIC NIMROD 5.125% 11/24 144A	180,622
300,000	EKSPORTFINANS 2.375% 5/25/16	300,702
500,000	EKSPORTFINANS 5.5% 5/25/16 GLB	522,425
200,000	EKSPORTFINANS GLB MTN 5.5% 6/17	213,122
800,000	EKSPORTFINS A/S MTN 2% 9/15/15	800,936
900,000	EXP IMP BK KOREA 1.75% 2/27/18	895,014
2,100,000	EXP-IMP BANK KOREA 5% 4/11/22	2,390,216
400,000	EXPORT IMP BK KORE MTN 4% 1/21	427,805
400,000	EXPORT IMP KOR 1.25% 11/20/15	400,712
700,000	EXPORT IMP KORE 4.375% 9/15/21	767,102
202,000	FRENSENIUS MED 6.875% 7/15/17	220,685
411,000	GLITNIR 3ML+273.25 6/16 144A	-
279,000	GLITNIR BK MTN 6.33% 7/11 144A	82,305
120,000	HBOS PLC 5.25% 2/21/17 144A	130,248
160,000	ICICI BK 6.375%/VAR 4/22 REGS	164,400
244,000	ICICI BK LTD 6.375%/VAR4/22 144	250,710
120,000	KAUPTHING BK 5.75% 10/4/11 144A	26,100
1,177,000	KAUPTHING BK 7.625% 2/28/15144	255,998
130,000	KAUPTHING MTN 7.125% 5/19 144A	-
212,000	KPN NV GLBL 8.375% 10/01/30	298,070
641,000	LANDSBANK IS MTN6.1% 8/11 144A	62,498
660,000	NORDEA BK 4.875% 5/13/21 144A	715,023
20,000	POTASH CORP 4.875% 3/30/20	22,229
63,000	ROGERS CABLE 6.75% 3/15/15	63,734

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
30,000	ROGERS COMMUNIC 6.8% 8/15/18	$34,624
70,000	ROYAL BK SC 7.648% PERP T1	81,550
520,000	ROYAL BK SCTLND 6.4% 10/21/19	603,976
110,000	ROYAL BK SCTLND GLB5.05 1/8/15	110,022
600,000	SHELL INTL FIN 4.375% 3/20	657,474
280,000	SHELL INTL FIN 6.375% 12/15/38	376,270
10,000	SUMITOMO BK 3.1% 1/14/16 144A	10,213
30,000	SUMITOMO BKG 3.15% 7/22/15 144A	30,396
200,000	UNITED BUSNS 5.75% 11/20 144A	218,172
110,000	UPCB FIN III 6.625% 7/20 144A	115,500

	Total Foreign Obligations	$15,164,380

	Domestic Obligations
18,000	AES CORP 8% 6/1/20	$20,565
160,000	AIG 6.25% 87-37 HYBRD	178,552
209,000	ALLY FINANCIAL INC 8% 3/15/20	246,620
400,000	ALLY FINL INC 2.75% 01/30/2017	398,752
200,000	ALLY FINL INC 3.5% 07/18/16	202,250
623,000	ALLY FINL INC 7.5% 9/15/20	730,468
84,000	AMERADA HESS CO 7.875% 10/01/29	107,489
142,000	AMERADA HESS CO 7.3% 8/15/31	176,420
100,000	AMERICA MOVIL 5% 3/30/20	110,274
322,000	AMERICAN EXP CO 2.65% 12/2/22	315,811
353,000	AMEX 6.8% 9/01/66	369,768
115,000	ANADARKO PETRO 6.375% 9/15/17	127,866
420,000	ANHEUSER BUSCH 5% 4/15/20	469,590
360,000	ANHEUSER BUSCH 5.375% 1/15/20	407,749
167,000	AT&T INC 5.5% 2/01/18	184,350
14,000	BAC CAP XIV 5.63%/VR PERP	10,500
670,000	BANK AMER 4.5% 4/1/15	676,321
182,000	BANK AMER MTN 6.5% 8/1/16	196,120
600,000	BANK AMERICA CORP 2.65% 4/1/19	604,401
600,000	BANK OF AMER MTN 7.625% 6/1/19	725,167
40,000	BANK OF AMERICA 5.625% 7/01/20	45,544
725,000	BANK OF AMERICA 6% 9/01/17	799,477
200,000	BANKAMER 5.75% 12/1/17	220,996
120,000	BERK HATH INC 3.2% 2/11/15	120,345
3,782,929	BIOMET TERM B-2 07/25/17	3,754,557
1,084,000	BK OF AMER GLB 5.625% 10/16 MTN	1,161,152
133,000	CALPINE CORP 7.875% 1/23 144A	146,633
300,000	CC HOLDINGS 3.849% 4/15/23	297,994
40,000	CF INDUS HLDS 7.125% 5/1/20	47,655
1,477,000	CIT GROUP NEW 4.75% 2/15 144A*	1,478,108
1,010,000	CITIGROUP 3.953% 6/15/16*	1,048,685
159,000	CITIGROUP 5.375% 8/09/20*	180,712
202,000	CITIGROUP MTN 6.01% 1/15/15*	202,287
20,000	COMCAST CORP 6.3% 11/15/17	22,653
250,000	CONOCOPHILLIPS 6% 1/15/20	290,486
390,000	COUNTRYWIDE FIN 6.25% 5/15/16	414,010
334,048	CVS CAREMARK 6.943% 1/10/30	405,032

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
450,000	DAIMLER FIN 2.625% 9/15/16144A	$461,117
150,000	DAIMLER FINANCE 3.875% 9/21 144	159,831
30,000	DEVON ENERGY CO 5.6% 7/15/41	33,327
125,000	DISH DBS CORP 7.875% 9/01/19	141,875
1,280,000	DNB BOLIGKED AS 2.9% 3/16 144A	1,313,958
105,000	ECHOSTAR DBS 7.75% 5/31/15	107,756
460,000	EL PASO NAT GAS 8.375% 6/15/32	604,892
10,000	ENTERPRISE PRD 5.7% 2/15/42	11,565
430,000	ENTERPRISE PROD 4.05% 2/15/22	446,160
300,000	ENTERPRISE PROD 5.2% 9/1/20	330,866
506,000	FORD MOTOR CRD LLC 12% 5/15/15	525,910
2,300,000	FORD MTR CR LLC 4.207% 4/16	2,380,604
1,100,000	FORD MTR CR LLC 4.25% 2/03/17	1,155,076
200,000	FORD MTR CR LLC 5.875% 8/2/21	231,558
200,000	FORD MTR CR LLC 8.125% 1/15/20	247,732
100,000	FORD MTR CREDIT CO 8% 12/15/16	111,915
21,000	GOLDMAN SACHS 5.793%/VR PERP	15,435
100,000	GOLDMAN SACHS FRN 5/18/15	121,071
10,000	GOLDMAN SACHS GLB 7.5% 2/15/19	11,895
1,400,000	GOLDMAN SACHS GP 5.75% 1/24/22	1,619,502
780,000	GS GRP INC MTN 6.25% 2/01/41	986,032
1,230,000	HCA INC 6.5% 2/15/20	1,378,215
1,368,153	HEINZ TERM B-2 6/7/2020	1,359,602
480,000	HESS CORP 8.125% 2/15/19	571,100
660,000	HSBC FINANCE CO 6.676% 1/21	783,061
1,360,000	ILFC MTN 6.75% 9/1/16 144A	1,448,400
1,200,000	INTL LEASE FIN 5.75% 5/15/16	1,245,000
100,000	INTL LEASE FIN 8.625% 9/15	104,250
320,000	JP MORGAN CHASE 6.125% 6/27/17	353,123
200,000	JPM 4.375% 21-16 LT2	254,002
2,300,000	JPM 4.625% 17-12 LT2	2,776,995
220,000	JPMC CO 4.25% 10/15/20	236,522
700,000	JPMORGAN CHASE 6% 10/1/17	776,972
890,000	JPMORGAN CHASE 3.15% 7/05/16	915,076
70,000	JPMORGAN CHASE 4.35% 8/15/21	76,067
502,000	JPMORGAN CHASE 5.15% 10/01/15	516,018
664,000	KERR-MCGEE CORP 7.875% 9/15/31	907,752
370,000	KERR-MCGEE GLBL 6.95% 7/1/24	452,220
210,000	KEY ENERGY SRVS 6.75% 3/1/21	130,200
60,000	KINDER MORGAN EN 6.85% 2/15/20	68,917
204,000	KINDER MORGAN ENER 6% 2/1/17	220,379
413,000	KRAFT FOODS 5.375% 02/20 WI	468,719
190,000	MEDTRONIC INC MTN 4.45% 3/15/20	208,460
280,000	METLIFE INC 6.75% 6/1/16	301,932
801,000	METLIFE INC GLB 6.4% 12/15/36	893,115
35,000	MGM MIRAGE INC 6.625% 7/15/15	35,613
900,000	MURRAY ST INV TR STEP 3/09/17	949,910
40,000	NATL SEMICOND GLB 6.6% 6/15/17	45,010
50,000	NEWS AMER INC 4.5% 2/15/21	54,729
30,000	NOBLE ENERGY IN 8.25% 3/01/19	35,967

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
250,000	NORTHSTR ED FIN 2007-1 OT	$225,256
420,000	OCCIDENTAL PETE 3.125% 2/15/22	415,136
75,000	PEPSICO INC 7.9% 11/01/18	91,245
370,000	PFIZER 6.2% 3/15/19	430,453
105,000	PG&E 8.25% 10/15/18	126,350
30,000	QEP RESOURCES 6.875% 3/01/21	30,750
430,000	RANGE RES CORP 6.75% 8/1/20	447,200
150,000	RAYTHEON 3.125% 10/15/20	154,920
153,000	REYNOLDS AMERN 6.75% 6/15/17	170,442
156,000	ROCHE HLDGS INC 6% 3/19 144A	180,178
2,000,000	SLM CORP 6.25% 1/25/16	2,080,000
100,000	SLM CORP MEDIUM 8.45% 6/15/18	111,500
14,000	SLM CORP MTN 5% 4/15/15	14,105
376,000	SLM CORP MTN 5.625% 8/01/33	283,880
300,000	SLM CORP MTN 6% 1/25/17	314,250
600,000	SLM CORP MTN 8% 3/25/20	664,500
63,000	SOUTHRN NAT GAS 5.9% 4/1/17	67,763
21,000	SOUTHRN NAT GAS 8% 3/01/32	27,207
300,000	SOUTHWESTERN EN 4.1% 3/22	294,417
49,000	TENN GAS PIPELI 7.625% 4/01/37	61,410
160,000	THERMO FISHER 3.6% 8/15/21	165,227
340,000	UBS AG STAM 3.875% 1/15/15	340,361
370,000	UNITEDHEALTH GRP 6% 2/15/18	416,491
274,000	VERIZON COM 2.5% 09/15/16	280,149
500,000	VERIZON COM 3.65% 09/14/18	528,364
600,000	VERIZON COM 3ML+153 9/15/16	610,878
400,000	VERIZON COM 4.5% 09/15/20	434,303
200,000	VERIZON COMM 3ML+175 9/18	208,051
90,000	WASTE MANAGEMENT 7.375% 5/15/29	122,068
510,000	WELLPOINT INC 7% 2/15/19	600,949
28,000	WELLPOINT INC GLB 5.875% 6/15/17	30,787
105,000	WILLIAMS COS 7.75% 6/15/31	112,447
99,000	WILLIAMS COS 7.875% 9/01/21	114,362
13,000	WILLIAMS COS 8.75% 3/15/32	15,172

	Total Domestic Obligations	$55,651,333

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Mortgage Related Securities
132,323	ACCR 2003-3 A1 4.46% 12/33	$129,937
517,276	ACE 2006-SL3 A1 1ML+10 6/36	178,460
300,000	ACRE 10-ARTA A2FX 4.9543% 1/29	330,261
220,000	AESOP 2010-3A A 4.64% 5/16	221,873
130,000	AESOP 2010-5A A 3.15% 3/17 144A	132,983
471,828	AHM 2005-4 1A1 1ML+29 3/35	410,629
323,371	ARC 2004-1 A5 1ML+50 10/34	315,777
964,257	BACM 2005-6 A4 5.182% 9/47	984,148
947	BACM 2007-5 A3 5.62% 2/51	945
345,555	BALTA 2004-9 3A1 CSTR 9/34	340,391
321,246	BALTA 2005-2 2A4 CSTR 4/35	308,455
31,156	BAYV 2004-C A1 1ML+42 5/44	31,105
766,920	BFAT 2007-SR1A M2 1ML+90 3/37	642,909
68,293	BSABS 05-SD4 2A1 1ML+40 12/42	68,374
510,015	BSABS 2005-AQ2 A3 1ML+36 9/35	503,488
301,760	BSABS 2005-CL1 A1 1ML+50 9/34	290,638
409,511	BSARM 2004-10 12A3 CSTR 1/35	406,698
6,249	CMLTI 2005-HE2 A 1ML+40 5/35	6,243
1,078,422	CWALT 05-36 2A1A 1ML+31 8/35	835,044
441,900	CWALT 2005-36 3A1 CSTR 8/35	371,017
140,826	CWALT 2005-61 1A1 1ML+26 12/35	123,933
90,757	CWALT 2006-OA1 2A1 1ML+21 3/46	71,385
103,428	CWHL 2004-23 A CSTR 11/34	87,797
300,729	CWHL 2006-HYB3 2A1A CSTR 6/36	268,398
131,470	DELTA AIR 6.821% 8/22	152,505
113,328	DMSI 2004-4 7AR2 1ML+45 6/34	104,095
150,000	EFCT 2004-1 A5 VAR 6/43	141,678
235,728	FFML 2004-FF3 M1 1ML+55 5/34	212,389
54,708	FHAMS 2006-FA8 1A8 0 2/37	31,613
90,000	FIRST SEC UT 9.35% 1/10/23 144A	107,597
260,000	GECMC 2007-C1 A4 5.543% 12/49	276,296
249,607	GMACM 04VF1 A1 MBIA1ML+75 2/31	241,426
484,223	GSMPS 2005-RP1 1AF 1ML+35 1/35	405,680
4,133,743	GSMS 2011-GC3 X IO 3/44 144A	119,163
178,019	GSR 2005-AR5 2A3 CSTR 10/35	159,493
237,987	HVMLT 05-15 2A11 1ML+27 10/45	204,986
648,114	HVMLT 2004-5 2A6 CSTR 6/34	616,777
360,356	HVMLT 2006-13 A 1ML+18 11/46	282,860
128,552	IMSA 2006-1 1A2B 1ML+20 5/36	106,348
365,676	INDA 2007-AR7 1A1 CSTR 11/37	343,946
973,509	INDX 05-AR14 2A1A 1ML+30 7/35	851,450
137,861	INDX 2006-AR6 2A1A 1ML+20 6/47	104,457
1,100,000	ISAC 2010-1 A3 3ML+90 7/45	1,107,249
4,381,601	JPMCC 2011-C4 XA CSTR 7/46	194,131
120,000	JPMCC 2011-C5 A3 4.1712% 8/46	129,641
199,555	JPMMT 2004-A3 3A3 CSTR 7/34	195,762
110,731	LBUBS 2007-C1 A4 5.424% 2/40	118,577
187,401	LBUBS 2007-C6 A4 CSTR 7/40	197,747
547,286	LXS 2006-14N 1A1B 1ML+21 9/46	432,043
229,977	MARM 2005-1 7A1 CSTR 2/35	224,706

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Mortgage Related Securities (continued)
223,675	MARM 2006-2 3A1 CSTR 1/36	$223,228
578,267	MARP 2005-2 1A1F 1ML+35 5/35	490,346
173,346	MLCC 2003-F A1 1ML+32 10/28	166,918
1,000,000	MLCFC 2007-6 A4 CSTR 3/51	1,073,599
87,152	MLMI 2004-A3 4A3 CSTR 5/34	88,031
99,740	MLMI 2006-A1 1A1 CSTR 3/36	76,486
906,228	MLMI 2007-SD1 A1 1ML+45 2/47	660,983
655,000	MLMT 2006-C1 A4 CSTR 5/39	683,270
82,170	MSC 2006-IQ11 A4 CSTR 10/42	84,410
22,427	MSM 2005-3AR 3A CSTR 7/35	19,638
130,932	PRIME 2005-2 2A1 CSTR 10/32	141,896
279,686	RBSGC 2007-B 1A4 1ML+45 1/37	187,192
244,571	SACO 2005-WM3 A3 1ML+35 9/35	234,120
743,606	SAIL 2003-BC11 M1 1ML+65 10/33	718,663
499,125	SAMI 2006-AR6 1A1 1ML+18 07/46	388,062
29,865	SAST 2002-3 M1 1ML+75 12/32	26,994
187,521	SAST 2003-3 M1 1ML+65 12/33	175,493
300,000	SLMA 2003-11 A6 3ML+29 12/25	299,682
614,376	SLMA 2004-3 A5 3ML+17 7/25/23	611,670
53,872	UAL PASS THRU ETC 9.75% 1/17	59,798
553,186	WAMU 05-AR15 A1A1 1ML+26 11/45	522,588
455,579	WAMU 05-AR15 A1A2 1ML+28 11/45	404,195
218,797	WAMU 05-AR17 A1A2 1ML+29 12/45	198,237
825,718	WAMU 06-AR14 1A3 CSTR 11/36	719,070
2,611,255	WAMU 2004-AR10 A1A 1ML+44 7/44	2,399,132
217,767	WAMU 2004-AR8 A1 1ML+42 6/44	206,247
1,445,927	WAMU 2005-AR18 1A3A CSTR 1/36	1,404,704
458,013	WAMU 2005-AR7 A4 CSTR 8/35	441,569
81,963	WAMU 2005-AR8 1A1A 1ML+27 7/45	77,142
223,802	WAMU 2005-AR9 A1A 1ML+32 7/45	214,397
386,453	WAMU 2007-HY4 4A1 CSTR 9/36	344,163
627,642	WFMBS 2006-AR11 A6 CSTR 8/36	585,509
240,000	WFRBS 2011-C4 A4 0 6/44	270,062

	Total Mortgage Related Securities	$28,320,997

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Other Agency Obligations
30,000	BIRMINGHAM AL 5.5% 04/01/41	$35,395
250,000	CA ST 7.3% 10/01/39	368,248
40,000	CHICAGO OHARE 5.625% 01/01/35	45,856
80,000	CHICAGO OHARE TAXM 5.5% 1/31	92,977
50,000	CLARK CO NV PFC 5.25% 7/1/39	54,931
80,000	GA MEAG 6.655% 4/1/57	105,448
70,000	LA CA AIRPT 5% 5/15/35	79,626
50,000	LA CA AIRPT 5.25% 5/15/39	56,504
190,000	LA CA DWAP TAXM 6.574% 7/01/45	276,061
50,000	MARTA GA 5% 7/1/39	55,995
150,000	MUNICIPAL EC AT GA 6.637% 4/57	198,858
330,000	SANTA CL TRANS TAXM 5.876% 4/32	405,042
240,000	TVA 5.25% 9/15/39	305,536
467,000	TVA 5.98% 4/1/36	653,111

	Total Other Agency Obligations	$2,733,588

	Total Other Fixed Income Securities	$136,453,419

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Cash, Cash Equivalents and Other Investments
	Cash and Cash Equivalents
	Cash	$10,781,716
	Cash Collateral	(767,202)
4,367,674	BBH STIF FUND	4,367,674
2,921,926	Fidelity Institutional Money Market Portfolio*	2,921,926
5,266	State Street Bank Government Short Term Investment Fund*	5,266
352,055	State Street Bank Short Term Investment Fund*	352,055

	Total Cash and Cash Equivalents	$17,661,435

	Swap Contracts
	Credit Default Swaps
2,500,000	BARC CDS 01O99VAA3 5% 3/20/19	$465,920
100,000	BARCLAY CDS IT GOVT 6/20/17 SW	916
3,500,000	BNPS CDS 712219AG9 1% 12/20/19	32,333
1,200,000	BOA CDS 247025AE9 1% 12/20/19	(28,502)
600,000	BOA CDS IT GOVT SP 6/20/17 SWP	5,497
5,500,000	BOAM CDS 91086QAW8 1% 12/20/19	5,818
(3,700,000)	CDX.O P1 IG23 5YV1 3/18/15 BOA	(2,674)
200,000	CS CDS 01O99VAA3/5% 3/19 SWAP	37,274
2,800,000	GS CDS 247025AE9 1% 12/20/19	(66,504)
800,000	GS CDS 852061AF7 5% 12/20/19	16,041
1,100,000	GS CDS 91086QAW8 1% 12/20/19	1,164
80,000	HSBC 105756AL4/1% CDS 9/22	(7,234)
7,400,000	JPMC CDS 274997CK9 1% 12/20/19	68,362
1,000,000	MS CDS 91086QAW8 1% 12/20/19	1,058

	Total Credit Default Swaps	$529,469

	Interest Rate Swaps
14,600,000	GS IRS @BZDIOVR/11.68% 1/4/21	$(43,614)

	Total Interest Rate Swaps	$(43,614)

	Total Swap Contracts	$485,855

	Option Contracts
	Interest Rate Options
(1,700,000)	IRO EUR 10Y C 0.95% 3/23/15 GLM	$(33,010)
(1,700,000)	IRO EUR 10Y P 1.55% 3/23/15 GLM	(495)

	Total Interest Rate Options	$(33,505)

	Total Option Contracts	$(33,505)

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2014

Shares or Units	Description	Current Value
	Cash, Cash Equivalents and Other Investments (continued)
	Futures Contracts ***
(23,329,722)	AUST 10Y BOND FUT MAR15 XMH5	$(36,672)
8,897,841	BARC IRS AUD 3.25% 9/17 CME SP	7,850
(11,244,488)	BNP IRS EUR 2% 3/18/45 CME SWP	13,789
(6,318,428)	BNP IRSJPY6MLS-1.0 9/18/23 CME	-
32,044,285	CITI IRS AUD 4.0% 6/18/19 CME	62,360
36,475,376	CME IRS 3.5% V6MAUD 06/18/19	71,002
(1,074,503)	CME IRS AUD R 4.25% 12/17/24	(2,300)
8,746,927	CME IRS AUD3.75% V6M 12/17/19	19,024
(1,622,402)	CME IRS USD 2.42% 12/03/24	(1,577)
(16,011,264)	CMEC IRS USD 1.5% V3ML 12/17/17	(665)
(23,448,878)	CS IRS USD 2.25% 12/17/19CME SP	(16,954)
1	MANUAL MTM (EUR)	(484)
18,005,156	US 10YRNT (CBT) FUT MAR15 TYH5	31,063

	Total Futures Contracts	$146,436

	Other Investments
700	ALLY FIN INC 7 PFD 144A PERP P	$699,716
1,450	CITIGROUP CAP XIII 7.875% PFD*	38,541
27,680	MAGNUM HUNTER RES CRP WT 4/16	1,169
10,600,000	US TREASURY RP 0.13% 1/2/15	10,600,000

	Total Other Investments	$11,339,426

	Total Cash, Cash Equivalents and Other Investments	$29,599,647

	Total Investments Excluding Net Receivables from Participants	$4,403,306,552

	Notes Receivable from Participants (interest rates from 4.25% to 10.50% maturing through January 2030)*	59,802,081

	Total Investments	$4,463,108,633

*	Indicates party-in-interest to the Plan.
**	Represents an adjustment to the value of Synthetic Investment Contracts, which is related to the purchase and sale of certain assets pending settlement at December 31, 2014.
***	Negative “shares or units” represents the notional values of futures contracts with short positions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 25, 2015	By:	/s/ Daniel J. Happer
Name: Daniel J. Happer
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm